SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 30, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Release

TIM Participações S.A.

1st QTR 2013


TIMP3
NOVO
MERCADO
BM&FBOVESPA
TIM
Você, sem fronteiras.

Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2013

BM&FBOVESPA[1]
(lot = 1 share)
TIMP3: R$ 8.29

NYSE[1]
(1 ADR = 5 ON shares)
TSU: US$ 20.65

(1) closing prices of April 29th, 2013

Investor Relations Contacts
ri@timbrasil.com.br
Twitter: @TIM_ri
www.tim.com.br/ir
(+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

Rio de Janeiro, April 30th, 2013 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2013. TIM Participações S.A. ("TIM Participações" or "TIM") provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS *(International Financial Reporting Standards)* and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2012 (1Q12) and fourth quarter of 2012 (4Q12), except when otherwise indicated.

Getting Ready for The Next Phase

- **Focus on Network/Quality:** Accelerating FTTS project, enlarge proprietary infrastructure, increasing hotspot coverage (WiFi, smallcells);
- **Offer´s strategic evolution:** Leveraging on customer base size with a continuous innovative approach and handset strategy for data (with no subsidy);
- **Institutional relationship:** Enhancing external relationship, taking transparency to the next level with a close approach with the stakeholders;
- **People:** Rewire people's motivation, promote ownership concept.

First Quarter Main Highlights

Cost Control Strategy Paying Off

- Total outgoing traffic solid growth of 26% while Network & Interconnection cost were up only 4.4% YoY;
- SAC dropped 11% YoY to R$28.6 while customer base grew 6% (postpaid at +13%). Bad debt stood at 1% of gross revenues.

Improving Operational Performance

- MOU (minutes of use) came at 145' (+15%YoY);
- Total data users grew 25% in the period ;
- Smart/webphone penetration reached 46.3% of total base (vs. 31.1% in 1Q12);
- ARPU reached R$18.5, dropping 3.6% YoY (vs. -8% in 1Q12).

Financials

- **Top line reached R$4,711 million**, an increase of 5.4% YoY, and Mobile service revenues grew by 4.1% (vs. 3.3% in 4Q12);
- **EBITDA reached R$1,220 million** (+3.9% over 1Q12), and Net Income grew 14% YoY to R$306 million;
- **Dividend of R$743 million** were approved by General Shareholders' Meeting, ex-date on May 10th.

Live TIM Update: Strong net addition in Q1 of 6.6k, totaling 16.3K clients. There are ~240k prospect clients registered on the website (+88k vs. 4Q12). Addressable Households have reached 609k in Q1.

Message from Management

During the first quarter of 2013, I´ve joined TIM highly motivated and determined to lead this fantastic company in its next growth cycle. TIM has always been recognized in the Brazilian market for its ability to innovate constantly, and is today one of the largest and most important companies in the country, which now have the privilege to be part of, together with a competent and committed team.

I have always accompanied, with certain proximity and interest, TIM's performance in the last few years, especially the great achievement of transforming a monopolized service as Long Distance, in a great offer leverage. This, added to the innovation of charging per call, created one of the most successful offer platforms in the world through the Infinity and Liberty plans. This platform has led to a true national integration, promoting an undeniable universal service in all layers of society, and helping TIM to surpass 70 million users today.

As a result of this success story and accelerated growth, there was certainly a increase in demand for network infrastructure capacity of the company, and in a transparent manner, we recognize the need to address concerns about the quality of the network and all its systems support. In particular, the network quality issue becomes a personal priority, due to my experience in the telecommunications industry as an executive of network infrastructure area.

So we define a tripod of core values for the positioning of the company that will guide our actions in all its dimensions: Innovation, Quality and Transparency. To guide the execution of our growth plan in this new phase of the company, we also define a program with four main strategic priorities:

Infrastructure and Quality

As mentioned, Quality is one of our core values, and an intense focus will be dedicated on network quality improvement and expand our infrastructure. This is undoubtedly our top strategic priority for 2013 and will be supported by a CAPEX investment plan of

more than R$ 3.6 billion, which represents one of the largest investments in mobile infrastructure of the country.

Besides the expansion of existing networks, at the end of April, we began operating our 4G network, delivering high speed mobile connection technology to our customers in major cities across the country. The 4G network thus becomes an additional alternative to the expected growth in the use of data services for our customers.

Offer Evolution and Innovation

We will continue to use Innovation as our main tool for a competitive differentiation and positioning of our offer. The platforms Infinity and Liberty were responsible for a significant growth of our subscriber base in recent years, and we will continue to invest in relevant innovations of these platforms, both for our prepaid users as to our postpaid and corporate customer´s base.

We also believe that the availability of new VAS (Value Added Services) offers, associated with a greater micro-segmentation of our actual offers and plans for data services, can mean a great opportunity for ARPU growth. The launch of pioneering services like TIM Music, which allows unlimited music download on mobile with daily and monthly plans are an example of these possibilities.

Institutional Relationship and Transparency

One of the great assets of the company has always been its clear positioning and external corporate image. After a difficult period in 2012, marked by a large increase in regulatory scrutiny for the entire telecommunications industry, the successful development of our institutional relationship becomes crucial to the company's performance.

Therefore, we have intensified regulatory and political approaches and dialogue, following the recovery movement of the telecommunications industry, highlighting the sector´s important role and in particular TIM's, in the economic and social development and increased competitiveness in the country.

People / Organization / Culture and Values

In order to efficiently execute our quality and infrastructure plans, continue with differentiated offers and establish the company as a reference in the institutional relationship and market position in the country, we need to focus the attention, first of all, on the people who daily make us to be successful in all our initiatives.

We will put all efforts to obtain an excellent working environment and organizational climate, with actions to emphasize the professional development and the pride to be part of one of the 15 largest companies in the country.

Looking forward, we have great opportunities and a lot to be done. We will continue this success path, growing and printing the TIM brand as a company that values quality, transparency and innovation. The first results of 2013 point to this direction with good indicators of the quarter results and good progress of our strategic plan.

I am convinced that the company has today all the necessary conditions to keep growing successfully, continuing to provide innovative offers that make our clients talk more, surf more and go further.

Rodrigo Abreu
CEO

Você, sem fronteiras.

Marketing Performance

Quality and Transparency: main pillars

In this quarter, **TIM concluded the website "Portas Abertas"**, an innovative and top-notch transparency tool that allows costumers to follow the network evolution, coverage footprint, channel to gather users' feedback, among other benefits. The official launch was followed by an institutional TV campaing with Luciano Huck, a famous Brazilian TV talk show host.

LT Amazonas Documenary by Discovery Channel

In addition to the "Portas Abertas" website, during 1Q13, **TIM showed a premier session of "LT Amazonas" documentary, produced and broadcasted by Discovery Channel,** based on our under construction optical fiber backbone which will connect 27 cities in the North of Brazil, crossing the Amazon Forest through eletric towers. This pionner project is a partnership between TIM and Isolux Infrastructure, **bulding more than 1,700 km of fiber backbone** in one of the most inhospitable area of Brazil.

Facebook free access

Concerning marketing approach on the prepaid segment, TIM extended its partnership with Facebook and announced **free access to Facebook's website and apps for Infinity Web Modem clients** until 2014. This means unlimited accesses to an enormous social network strengthening our strategy to universalize internet usage in Brazil.

TIM set a partnership with BMG bank, the leader in payroll loans in Brazil, launching a SIM card called BMG TIM chip, especially for *Infinity Pré* and *Liberty Controle* customers. This new product will combine TIM and BMG services, giving special benefits for customers, including recharge bonuses from BMG credit cards expenditures and other features through a customized app. It is also of note the enhancement of our position in the mobile payment segment through BMG services.

Financial Services Platforms

Still on our mobile financial services, **TIM has started two important partnerships for mobile money and payment platforms**:

- **Joining Caixa Econômica Federal bank and MasterCard, TIM announced a partnership to deliver a Mobile Money platform**. This new service is expected to be launched during the second half of 2013, leveraging on the prepaid base to penetrate lower income classes with banking services.
- In a partnership with **Itaú bank, MasterCard and Gemalto**, TIM is again on the lead in terms of innovation, by being the **first Brazilian Company to test handsets with NFC technology for a mobile payment solution**. This pilot project is testing a solution with 50 handsets model, embedded with Mobile PayPass™ technology developed by MasterCard. The main objectives in this trial is to capacitate employees and even more important, to understand better the service for a future roll-out.

Liberty Express Campaign

On the postpaid segment, after launching the new hybrid plan Liberty Controle Express, **TIM released in 1Q13 a TV campaign** communicating the plan flexibility, especially the convenience of the credit card payment method.

Reinforcing the focus in the own store strategy, TIM held the **TIM Store Hour**. This action consisted in a happy hour style event at 7 own stores, with gifts and a special handset discount for customers who purchased any of our Liberty Plans.

On the B2B segment, TIM launched **TIM CloudConnect**, a clouding computing service in a partnership with Salesforce.com, a global leader in this segment, aiming the small and medium enterprises segment. This new solution has accessible prices and will facilitate customers and suppliers base management, sharing data in a mobile safe platform, optimizing resources and enhancing the communication between corporate customers, their suppliers and clients.

On the handset front, TIM kept the strategy to democratize access to mobile internet and brought a new smartphone, **Samsung Galaxy SIII Mini**, carrying the Android 4.1 version. The price is R$1,199 with a special offer for Liberty +50 new customers to buy the new handset in 12 installments without interest rates. In addition, all TIM stores participated in the Promo "Esse MINI é meu" (This MINI is mine), a partnership of Samsung and MINI carmaker to raffle 10 MINI ONE cars to Samsung Galaxy SIII Mini buyers. It is important to highlight that **all devices sold by TIM are unlocked and without loyalty contract.**

Accelerating Live TIM

LIVE TIM

After leading net additions for ultra broadband service (>34 Mbps speed) in São Paulo city during 4Q12, **TIM continued to reinforce its Ultra Broadband Service.** First, **Live TIM website was relaunched,** giving a better navigation experience as well as new visual identity. It is worth noting that roughly 15% of the sales come from the website, which has also being used to help network roll-out. Last, **TIM launched a new TV campaign for Live TIM,** focusing on the unique experience of an Ultra Broadband Service, without lock-in contract and delivering top class download and upload speed.

On the social front, TIM sponsored "Taça das Favelas", a soccer championship for young players from Rio de Janeiro needy communities. The championship is held by Central Única das Favelas (CUFA). TIM in a partnership with Vasco da Gama, a soccer team sponsored by the Company, will hold a special day for the winners of both male and female categories. These teams will have the opportunity to play against the sub-17 Vasco da Gama soccer teams. This championship is a good opportunity to promote peace and socialize young people from different communities, also giving opportunity for these young players to follow a soccer player career.

Operational Performance

Brazilian Market Overview

Brazilian mobile market reached 264.1 million lines by the end of Q1, representing a yearly growth of 5.3% (vs. 19.2% in 1Q12) and a penetration rate of 133.7%, from 128.0% in 1Q12. The mobile market growth has been supported by: i) stimulus of both local and long distance on-net calls (which creates multiple SIM-Card sales effect in the prepaid segment), ii) machine-to-machine business, and iii) growing demand for data services, especially in smart/web-phones.

Brazilian Mobile Market

(Million of lines)



108.3
111.6
116.5
123.9
128.0
130.4
131.6
132.8
133.7
YoY%
210.5
217.3
227.4
242.2
250.8
256.1
258.9
261.8
264.1
5.3%
37.5
39.4
41.7
44.1
45.6
46.9
48.7
51.0
52.7
15.5%
173.0
177.9
185.6
198.2
205.2
209.2
210.2
210.8
211.4
3.0%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
Prepaid
Postpaid
% Penetration

Source: Anatel

Market monthly net additions continue to slowed the pace in 1Q13, to a total of 2.3 million, **a decrease of 74% versus 8.6 million** registered in the same period of last year, chiefly by companies' customers base clean-up process.

Slowing down market growth rate

- **Prepaid market reached 211.4 million lines** (+3.0% YoY), and accounting for 80.1% of total Brazilian market.

- **Postpaid market reached 52.7 million lines** (+15.5% increase versus March 2012). **Important to highlight that human postpaid (excluding M2M)** came at 45.5 million lines (86.3% of total), while machine-to-machine amounted to 7.2 million (+6.6% QoQ).

Total Market Base


Pre-paid
80%
Broadband
Post-paid
3%
M2M
Post-paid
3%
Voice
Post-paid
15%

Source: Anatel

TIM's PERFORMANCE

Total subscriber base ended first quarter with 71.2 million lines, 6% up against 1Q12, and above total market growth of 5.3%, reaching a market share of 27.0% (vs. 26.8% a year ago).

In the first quarter TIM registered gross additions of 9.2 million lines (vs. 9.9 mln in 1Q12) which resulted in 889 thousands of net additions, backed by a strictly disconnection policy.

Total Market Share


29.5%
29.8%
28.8%
Vivo
26.8%
27.0%
TIM
25.4%
24.6%
25.1%
25.1%
Claro
19.7%
18.5%
18.8%
Oi
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

Source: Anatel

Strict Churn policy

Disconnections reached 8.4 million lines in the quarter, with a churn rate of 11.9%, an increase from 10.5% showed in 1Q12. Churn rate in 1Q13 was impacted by austere disconnection policy for prepaid segment.

Human Post-paid leading growth

Postpaid customer base reached 10.9 million users, a 13.2% YoY growth (vs. +25.3% in 1Q12). In this quarter, TIM added 182k Postpaid clients (vs. 348k in 1Q12).

- Only voice lines reached 9.0 million users (+25% YoY)
- Machine-to-machine business reached 1.2 million users (-29% YoY)
- Mobile broadband reached 776 thousand users (-4.4% YoY)

As for the prepaid segment, users totaled 60.3 million, up 4.8% YoY and largely leveraged by the Infinity Pre plan, which reached almost 59 million users or 98% of the base in that segment. TIM continues to lead the prepaid segment in Brazil, due to the unique and transparent concepts. Also, the Company has sequentially added innovative offers and features to its Infinity family (i.e.: "Infinity Torpedo", "Infinity Web Modem", "Infinity Mais" and "Infinity Torcedor"), thus, remaining the market's best valuable choice.

TIM Total Base


Prepaid
+5% YoY
85%
1%
12%
2%
Broadband
Postpaid
-4% YoY
M2M
Postpaid
-29% YoY
Voice
Postpaid
+25% YoY

Source: Company

Network & Quality

Quality improvements on track

In 1Q13 Anatel quality indicators are running better than the improvement plan's targets. SMP5 (traffic channel allocation rate - voice), SMP7 (call drop rate), SMP8 (data connection rate) and SMP9 (data connection drop rate) performances are a support evidence that recent network investments and management focus are positevely impacting quality indicators as represented in the charts below:


SMP5 -Traffic Channel Allocation Rate (Voice)
% of success (higher the better)
94,8%
97,5%
95,0%
Jul-12
Mar-13


SMP7 - Call Drop Rate
% of call drop (lower the better)
2,0%
1,7%
2,0%
Jul-12
Mar-13


SMP8 - Data Connection Rate
% of success (higher the better)
92,5%
98,5%
98,0%
Jul-12
Mar-13


SMP9 - Data Connection Drop Rate
% of data connection drop (lower the better)
8,3%
3,5%
5,0%
Jul-12
Mar-13

■ Actual
--- Anatel target for Dec/13
Source: Anatel and TIM.
**March figures as TIM preview.*

As for network evolution, TIM have adopted a more detailed evolution plan, aiming at capacity improvement. During 1Q13 were implemented more than 4.2 thousand TRXs (elements for voice), achieving more than 209 thousand TRXs; 8.1 thousand of data channel elements, totaling more than 413 thousand data channel elements and 1.7 thousand km of optical fiber, reaching 40.5 thousand km of optical fiber. All of these elements additions are allowing Company to be in compliance with Anatel target plan for 2013.

FTTS project starts 2nd phase

The first phase of FTTS project is almost completed with **84% of sites in the main 14 Brazilian cities being connected with own fiber**. The second phase, which consists in adapting the eletronics, lighting up the fiber and shifting the traffic towards own fiber is accelerating. **Recife one of the main capitals of Brazil, for example, is the first city to have all sites connected and working with TIM's optical fiber** and is running the third project phase of fine tunning the sites and expasion of the project to new sites. Rio de

Janeiro, São Paulo and Brasília cities are under way and have around 10% of its sites in phase 2.

Wi-Fi project added more than 100 hotspots in 1Q13. TIM added two new airports with Wi-Fi coverage (Jacarepaguá and Goiânia airports) and now has 17 airports covered. During this quarter **TIM also started the deployment of Wi-Fi hotspots following Live TIM's MSANs roll-out**. Liberdade, Vila Madalena, Jardim Paulista, Moema, among others four São Paulo city neighborhoods now having TIM outdoor Wi-Fi coverage.

Our GSM coverage reached 94,7% of the urban population, serving 3,390 cities, of which 100% already counts with data coverage with GPRS technology and 94% are covered by EDGE technology.

The Third Generation Technology **(3G) had its roll-out speeded up with 37 new cities this quarter, totaling 749 cities covered with 3G – reaching almost 72% of urban population in Brazil**. We expect to continue accelerating the 3G coverage in the coming quarters.

FIXED BROADBAND UPDATE: LIVE TIM

After being the leader of net adds for Ultra Broadband in RJ and SP cities in last December, Live TIM continued to accelerate the pace.

At the end of 1Q13, Live TIM had more than 5,200 buildings connected (roughly 8,800 authorized), also almost 240K prospect clients are registered in Live TIM website. As for active MSAN's, Live TIM ended 1Q13 with 770 MSAN's, more than the 694 at the beginning of the year.

Live TIM net additions at full speed

Net additions in Q1 achieved 6.6k leading to a customer base of 16.3k clients. This performance is mainly explained by a positive client sentiment generating word of mouth effect. **Live TIM has 6x more delighted clients than market average**.

Lastly, **network footprint ended 1Q13 with 868 thousand homes passed**, 17% higher than 4Q12. This evolution is in line with our expectation to reach 1 million homes passed by the end of 2013.

SELECTED FINANCIAL DATA – REVENUES

DESCRIPTION	1Q13	1Q12	% YoY	4Q12	% QoQ
R$ thousands					
Gross Revenues	**7,024,216**	**6,610,442**	**6.3%**	**7,341,697**	**-4.3%**
Telecommunications Services	**6,125,517**	**5,937,199**	**3.2%**	**6,365,666**	**-3.8%**
Mobile	**5,831,734**	**5,521,145**	**5.6%**	**6,063,872**	**-3.8%**
Usage and Monthly fee	2,694,316	2,704,643	-0.4%	2,874,541	-6.3%
Value added services - VAS	1,245,483	999,543	24.6%	1,242,801	0.2%
Long distance	830,331	802,578	3.5%	840,503	-1.2%
Interconnection	1,005,954	968,127	3.9%	1,056,255	-4.8%
Others	55,649	46,255	20.3%	49,773	11.8%
Fixed	**293,783**	**416,054**	**-29.4%**	**301,794**	**-2.7%**
Products	**898,699**	**673,243**	**33.5%**	**976,031**	**-7.9%**
Discounts and deductions	**(2,313,501)**	**(2,142,123)**	**8.0%**	**(2,315,784)**	**-0.1%**
Taxes and discounts on services	(2,038,855)	(1,921,781)	6.1%	(2,045,508)	-0.3%
Taxes and discounts on handset sales	(274,646)	(220,343)	24.6%	(270,276)	1.6%
Net Revenues	**4,710,715**	**4,468,319**	**5.4%**	**5,025,913**	**-6.3%**
Services	**4,086,662**	**4,015,418**	**1.8%**	**4,320,158**	**-5.4%**
Products	**624,053**	**452,900**	**37.8%**	**705,755**	**-11.6%**

OPERATING REVENUES

Gross revenues at +6.3% vs 1Q12

Total gross revenues in the quarter reached R$7,024 million (+6.3% YoY), backed by service gross revenues growth of 3.2% YoY and product gross revenues growth of 33.5% YoY but negatively affected by the fixed business revenues performance.

Gross revenues breakdown and highlights in 1Q13 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,694 million this quarter, a flat year-over-year due to a slowdown on subscriber growth to 6.0% vs. 27.2% in 1Q12 and still reflecting a weak Brazilian macro environment.

Mobile long distance gross revenues reached R$830 million in the quarter, an increase of +3.5% YoY, mainly due to the 50% of LD market share held by TIM in the end of 2012 (last figure released by Anatel) and postpaid improving performance.

Incoming SMS offset MTR reduction

Interconnection gross revenues increased by 3.9% YoY to R$1,006 million. Infinity Torpedo offer (SMS) contributed to offset MTR cut impact (started in March, 2012), providing customers with unlimited SMS to any mobile operator and resulting in an increase of incoming SMS and revenues.

Data at a 25% yearly growth

VAS gross revenues reached R$1,245 million, a steady and strong growth of 25% YoY. This performance is a result of strong adherence to Infinity and Liberty Web data plans, and also the positive contribution of Infinity Torpedo. In this quarter, **VAS gross revenues reached 21.4% of mobile services gross revenues** against 18.1% in 1Q12. **Daily unique users of Infinity Web have reached 4.7 million (+63% YoY)** at the end of the quarter.

Smartphone already accounts for 46.3% of total base

Such performance on VAS, above said, is largely influenced by handset sale, which totaled R$899 million, a 33.5% increase versus 1Q12. This increase was mainly driven by handsets mix enhancement, with **70% of total sales being web/smartphones.** The average price grew by 16% due to high profile usage phones selling. It is worth highlighting that **web/smartphone penetration has reached 46.3%** of total base (vs. 31.1% in 1Q12).

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$294 million in 1Q13, 29.4% lower when compared to the same period of last year. This result is due to Intelig business restructuring, and the migration of the long distance revenues from Intelig to TIM Celular.

Total net revenues reached R$4,711 million in the quarter, an increase of 5.4% YoY.

ARPU (average revenue per user) reached R$18.5 in 1Q13, a decrease of 3.6% YoY (vs. -9.5% in 4Q12), impacted mainly by the MTR cut.

MOU reached 145 minutes in Q1

MOU (minutes of use) reached 145 minutes in 1Q13, 14.6% higher when compared to 1Q12, mainly due to **a strong outgoing traffic increase of 25.6% YoY**, following Infinity and Liberty platform.

- **Outgoing MOU** reached 134 minutes in 1Q13, increasing 16.5% versus 1Q12. This performance is explained by a solid increase of 25% of the Postpaid voice customer base.

- **Incoming MOU** came at 11 minutes in 1Q13, a drop of 4.4% when compared to the same period of last year due to MTR cut. However, total incoming traffic increased by 3.0% YoY.

OPERATING COSTS AND EXPENSES

DESCRIPTION	1Q13	1Q12	% YoY	4Q12	% QoQ
R$ thousands					
Operating Expenses	**(3,490,453)**	**(3,294,319)**	**6.0%**	**(3,600,872)**	**-3.1%**
Personnel expenses	(200,579)	(175,997)	14.0%	(196,456)	2.1%
Selling & marketing expenses	(946,656)	(1,015,274)	-6.8%	(963,407)	-1.7%
Network & interconnection	(1,352,476)	(1,295,851)	4.4%	(1,391,703)	-2.8%
General & administrative	(159,075)	(132,180)	20.3%	(140,421)	13.3%
Cost Of Goods Sold	(655,634)	(533,460)	22.9%	(749,657)	-12.5%
Bad Debt	(72,631)	(56,640)	28.2%	(52,274)	38.9%
Other operational revenues (expenses)	(103,402)	(84,917)	21.8%	(106,955)	-3.3%

In 1Q13, total operating costs and expenses increased by 6.0% on a year-over-year comparison to R$3,490 million, **mainly explained by stronger sales of handsets, G&A and other expenses.**

Costs and expenses breakdowns in 1Q13 are presented as follows:

Labor cost increased due to business expansion

Personnel expenses reached R$201 million in 1Q13, a growth of 14.0% when compared to the same period of last year, as a consequence of increasing own-stores strategy (+53 stores vs. 1Q12) and business expansion, leading total employees to reach 11,580 people (+819 employees than 1Q12)

Selling & Marketing expenses amounted to R$947 million, 6.8% lower when compared to the same period of last year. This performance is mainly due to efficiency on subscriber acquisition cost and a lower FISTEL payment (-13.5% YoY), due to a more strict disconnection policy.

Leased Lines cost reducing in a YoY basis for the first time ever.

Network and Interconnection cost reached R$1,352 million in the 1Q13, an increase of 4.4% YoY amid outgoing traffic jump of 26% in the same period.

- On Network cost, the main highlight was the Leased Lines cost, which dropped 5.5% YoY chiefly by TIM increasing proprietary network as rented lines disconnections remain accelerating. Worth noting that the new EILD regulation is not relatively impacting this cost performance yet.
- As for Interconnection cost, if in one hand MTR cut helped to bring savings on Interconnection cost, the increasing of SMS sent (following the Infinity Torpedo offer) has offset the savings.

General and Administrative expenses (G&A) amounted to R$159 million in the 1Q13, an increase of 20.3% when compared to same period of last year, mainly due to third parties services increase.

Smart/Web phones representing 70% of total sales

Cost of Goods Sold reached R$656 million in the quarter, an increase of 22.9% versus the same period of last year, and following the handset revenue growth aforesaid. TIM keeps following the strategy to increase penetration of web enable phones as a way to empower data usage, worth noting that TIM remains without handset subsidy.

Bad debt under control

Bad Debt expenses as % of gross revenues came at 1.0% (vs. 0.9% in 1Q12) reaching R$73 million. This performance is mainly explained by an increase in postpaid mix over total customer base.

Other operational expenses reached R$103 million in 1Q13, or +21.8% vs. same period of last year, mainly due to the increase of contingencies provisioning. If we exclude the effect of three main contingencies which amount R$17 million, other operational expenses would increase 1.8% YoY.

Efficient Go-to-market approach

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) reduced to R$28.6 in 1Q13, a sharp drop of 11% YoY. The performance reflects continued efficiency in the acquisition of prepaid and postpaid customers, contributing to a better P&L performance in a tougher competitive landscape.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,220 million in 1Q13, representing an expansion of 3.9% over 1Q12. In this quarter we had higher G&A and other expenses pressuring EBITDA, however it is worth highlighting the selling and network expenses good performance in this quarter. These two cost lines have been experiencing a better cost control over the last quarters, demonstrating a positive trend for the coming ones.

EBITDA margin in 1Q13 stood at 25.9%, a decrease of 37 bps when compared to 1Q12. **EBITDA margin on services** (excluding handset revenues and costs) came at 30.6% (vs. 31.2% in 1Q12).


EBITDA
(R$ Milllion)
26.3%
25.9%
+3.9%
1,174
1,220
1Q12
1Q13
EBITDA
EBITDA Margin
Source: Company

Depreciation and Amortization

Depreciation and amortization accounted for R$679 million in 1Q13, an increase of 1.1% YoY. On a separate basis, depreciation came flat YoY while amortization increased by 2.4% YoY.

EBIT

EBIT (earnings before interest and taxes) totaled R$540.8 million in 1Q13, an increase of 7.8% on a yearly comparison, and representing an expansion of R$39.0 million. EBIT Margin reached 11.5%.

Net Financial Result

Net financial result on 1Q13 totaled –R$67.6 million, an increase of 60.2% if compared to the –R$42.2 million in the same period of last year.

In 1Q13, financial expenses were increased by 13.1%, reaching R$120.2 million, being impacted by the increase of monetary adjustments. On the other hand, financial revenues remained flat YoY, reaching R$79.2 million.

Net FX variation came at -R$26.6 million (vs. –R$15.2 million in 1Q12), due to the effect of mark-to-market evaluation of our hedge position, which doesn't have any cash effect.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$167.2 million in 1Q13, a decrease of 12.4% vs. R$190.8 million in 1Q12.

Net Income

Net Income totaled R$306.1 million in 1Q13, +13.9% versus R$268.8 million in 1Q12 and EPS (Earnings per Share) reached R$0.13.

Net Income

(R$ Milllion)


306
+13.9%
269
1Q12
1Q13

Source: Company

CAPEX

Investments totaled R$470 million in 1Q13, a decrease of 13.3% vs. the same period of last year. This is mainly explained by actions taken in order to gain cost efficiency in Capex deployment, which incurred in longer contracts' renewals processes, already agreed with network suppliers. **It is important to highlight that above 90% of the Capex was allocated in infrastructure.**

Net Financial Position and Free Cash Flow

Gross Debt amounted to R$ 4,328 million, an increase of 17.8% if compared to the R$3,673 million in 1Q12 due to a new loan of R$ 1 bln from BNDES in December of 2012. Company's debt is concentrated in long-term contracts (80% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank), Banco do Brasil and BNP Paribas, as well as borrowings from other local and international financial institutions.

Approximately 37% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. **Average cost of debt totaled 7.52% in the 1Q13 compared to 9.58% in the 1Q12.**

Cash and Cash equivalents reached R$ 2.773 million (vs. R$ 1,774 million in 1Q12) with an average cash yield of 7.00% in the 1Q13.

Net Debt Position stood at R$ 1,555 million or 18.1% lower than in 1Q12. **Net debt/EBITDA trailing 12 months results yields a ratio of 0.31x (vs 0.40x in 1Q12).**

Operating Free Cash Flow, in 1Q13, was negative in R$1,377 million, an increase of 15.4% when compared to 1Q12. The result is mainly explained by a higher negative delta working capital impacted by payment of season Capex in 4Q12 and negative impacts from bigger postpaid revenues and handset sales.

Subsequent Events

On April 11th, 2013, the Annual and Extraordinary Shareholders meeting approved, among other items:

- The Financial Statements of the Fiscal Year ended on December 31st, 2012;
- The Company's capital budget proposal, in the total amount of R$ 3.6 billion which shall be allocated in projects related to Network/TI and to the Company's business development;
- The payment of Dividends in the total amount of R$ 743 million to be paid, in two installments of 50% each, on June 12th and September 12th. The last installment will be increased by the CDI index, from June 12th, 2013, until its effective payment. All shareholders that own Companies´ shares until May 10th, 2013, will be entitled to receive the dividends approved. The shares acquired after this date will be negotiated ex-dividend;

Ownership Breakdown


Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
(1,611,969,946) Total: 67%
Total: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94.7% of the urban population – the widest GSM coverage in Brazil, with presence in 3,390 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, 94% using EDGE, besides having a sophisticated Third Generation (3G) network serving 72.4% of the country's urban population. The Company has 450 networks available for international roaming for TIM clients in more than 200 countries across six continents.


TIM
Você, sem fronteiras.

» **Consolidated company with a nationwide footprint since 2002**

» **Network: excellent GSM coverage and proven quality**

» **Innovative offers: new concepts leveraging TIM community**

» **Brand: associated to innovation**

» **Sustainability: Maintained in ISE index for 2013/2014**

» **Is listed in Novo Mercado since August 2011**

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises "Plans and Promotions that Revolutionize". It launched two families of plans – 'Infinity' and 'Liberty'. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 71.2 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company's infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom company in Novo Mercado segment of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	1Q13 Income Statements
Attachment 3:	1Q13 Cash Flow Statements
Attachment 4:	Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company's Investor Relations Website: www.tim.com.br/ir

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet
(R$ Thousands)

DESCRIPTION	1Q13	4Q12	% QoQ	1Q12	% YoY
ASSETS	**25,422,296**	**26,108,977**	**-2.6%**	**22,658,639**	**12.2%**
CURRENT ASSETS	**9,403,942**	**9,967,717**	**-5.7%**	**7,430,223**	**26.6%**
Cash and cash equivalents	2,772,714	4,429,780	-37.4%	1,773,727	56.3%
Short-term investments	280	810	-65.4%	426	-34.2%
Accounts receivable	3,933,159	3,650,871	7.7%	3,412,684	15.3%
Inventories	336,850	269,145	25.2%	377,363	-10.7%
Indirect recoverable Taxes	912,615	906,101	0.7%	654,668	39.4%
Direct recoverable Taxes	340,276	331,225	2.7%	313,308	8.6%
Prepaid expenses	893,055	180,371	395.1%	746,115	19.7%
Derivative contracts	101,970	104,712	-2.6%	66,846	52.5%
Other assets	113,022	94,702	19.3%	85,086	32.8%
NONCURRENT	**16,018,354**	**16,141,259**	**-0.8%**	**15,228,416**	**5.2%**
Noncurrent assets	**2,675,051**	**2,585,561**	**3.5%**	**2,868,929**	**-6.8%**
Long-term investments	21,270	21,834	-2.6%	20,780	2.4%
Accounts receivable	46,162	61,305	-24.7%	83,096	-44.4%
Indirect recoverable Taxes	204,827	215,261	-4.8%	402,922	-49.2%
Direct recoverable Taxes	21,846	21,658	0.9%	24,271	-10.0%
Deferred income and social contribution taxes	1,237,646	1,252,017	-1.1%	1,457,675	-15.1%
Judicial deposits	950,872	821,311	15.8%	732,448	29.8%
Prepaid expenses	107,994	94,038	14.8%	90,997	18.7%
Derivative contracts	70,304	84,095	-16.4%	42,903	63.9%
Other assets	14,132	14,040	0.6%	13,838	2.1%
Permanent Assets	**13,343,302**	**13,555,699**	**-1.6%**	**12,359,486**	**8.0%**
Property, plant and equipment	7,378,354	7,566,510	-2.5%	6,659,524	10.8%
Intangibles	5,964,949	5,989,189	-0.4%	5,699,962	4.6%
LIABILITIES	**25,422,296**	**26,108,977**	**-2.6%**	**22,658,639**	**12.2%**
CURRENT LIABILITIES	**6,130,486**	**7,375,222**	**-16.9%**	**5,560,856**	**10.2%**
Suppliers	2,916,737	4,293,121	-32.1%	2,692,296	8.3%
Loans and financing	906,469	951,013	-4.7%	1,073,451	-15.6%
Derivative contracts	46,498	42,061	10.5%	88,791	-47.6%
Salaries and related charges	162,704	133,283	22.1%	163,860	-0.7%
Indirect taxes, charges and contributions	772,926	635,061	21.7%	679,187	13.8%
Direct taxes, charges and contributions	193,491	204,917	-5.6%	199,172	-2.9%
Dividends payable	373,205	373,241	0.0%	326,311	14.4%
Authorizations payable	376,177	369,582	1.8%	42,420	786.8%
Other liabilities	382,279	372,942	2.5%	295,369	29.4%
NON CURRENT LIABILITIES	**5,150,568**	**4,900,885**	**5.1%**	**3,874,128**	**32.9%**
Loans and financing	3,498,150	3,439,082	1.7%	2,536,533	37.9%
Derivative contracts	49,162	36,144	36.0%	83,841	-41.4%
Indirect taxes, charges and contributions	346,202	246,180	40.6%	233,961	48.0%
Direct taxes, charges and contributions	177,516	175,892	0.9%	169,972	4.4%
Deferred income and social contribution taxes	215,870	196,805	9.7%	176,068	22.6%
Provision for contingencies	372,728	311,287	19.7%	242,050	54.0%
Pension plan	4,471	4,486	-0.3%	2,836	57.6%
Asset retirement obligations	300,538	298,808	0.6%	267,081	12.5%
Other liabilities	185,931	192,200	-3.3%	161,785	14.9%
SHAREHOLDERS' EQUITY	**14,141,241**	**13,832,870**	**2.2%**	**13,223,655**	**6.9%**
Capital	9,839,770	9,839,770	0.0%	9,839,770	0.0%
Capital reserves	387,971	387,000	0.3%	385,958	0.5%
Income reserves	3,610,802	3,609,468	0.0%	2,732,465	32.1%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	306,067	-	0.0%	268,831	13.9%

Attachment 2
TIM PARTICIPAÇÕES S.A.
1Q13 Income Statements
(R$ Thousands)

DESCRIPTION	1Q13	1Q12	% YoY	4Q12	% QoQ
R$ thousands					
Gross Revenues	**7,024,216**	**6,610,442**	**6.3%**	**7,341,697**	**-4.3%**
Telecommunications Services	**6,125,517**	**5,937,199**	**3.2%**	**6,365,666**	**-3.8%**
Mobile	**5,831,734**	**5,521,145**	**5.6%**	**6,063,872**	**-3.8%**
Usage and Monthly fee	2,694,316	2,704,643	-0.4%	2,874,541	-6.3%
Value added services - VAS	1,245,483	999,543	24.6%	1,242,801	0.2%
Long distance	830,331	802,578	3.5%	840,503	-1.2%
Interconnection	1,005,954	968,127	3.9%	1,056,255	-4.8%
Others	55,649	46,255	20.3%	49,773	11.8%
Fixed	**293,783**	**416,054**	**-29.4%**	**301,794**	**-2.7%**
Products	**898,699**	**673,243**	**33.5%**	**976,031**	**-7.9%**
Discounts and deductions	**(2,313,501)**	**(2,142,123)**	**8.0%**	**(2,315,784)**	**-0.1%**
Taxes and discounts on services	(2,038,855)	(1,921,781)	6.1%	(2,045,508)	-0.3%
Taxes and discounts on handset sales	(274,646)	(220,343)	24.6%	(270,276)	1.6%
Net Revenues	**4,710,715**	**4,468,319**	**5.4%**	**5,025,913**	**-6.3%**
Services	**4,086,662**	**4,015,418**	**1.8%**	**4,320,158**	**-5.4%**
Products	**624,053**	**452,900**	**37.8%**	**705,755**	**-11.6%**
Operating Expenses	**(3,490,453)**	**(3,294,319)**	**6.0%**	**(3,600,872)**	**-3.1%**
Personnel expenses	(200,579)	(175,997)	14.0%	(196,456)	2.1%
Selling & marketing expenses	(946,656)	(1,015,274)	-6.8%	(963,407)	-1.7%
Network & interconnection	(1,352,476)	(1,295,851)	4.4%	(1,391,703)	-2.8%
General & administrative	(159,075)	(132,180)	20.3%	(140,421)	13.3%
Cost Of Goods Sold	(655,634)	(533,460)	22.9%	(749,657)	-12.5%
Bad Debt	(72,631)	(56,640)	28.2%	(52,274)	38.9%
Other operational revenues (expenses)	(103,402)	(84,917)	21.8%	(106,955)	-3.3%
EBITDA	**1,220,262**	**1,174,000**	**3.9%**	**1,425,041**	**-14.4%**
EBITDA Margin	25.9%	26.3%	-37bps	28.4%	-245bps
Depreciation & amortization	**(679,439)**	**(672,187)**	**1.1%**	**(687,875)**	**-1.2%**
Depreciation	(364,335)	(364,377)	0.0%	(368,140)	-1.0%
Amortization	(315,103)	(307,810)	2.4%	(319,735)	-1.4%
EBIT	**540,823**	**501,813**	**7.8%**	**737,166**	**-26.6%**
EBIT Margin	11.5%	11.2%	25bps	14.7%	-319bps
Net Financial Results	**(67,574)**	**(42,178)**	**60.2%**	**(33,269)**	**103.1%**
Financial expenses	(120,194)	(106,291)	13.1%	(103,687)	15.9%
Financial income	79,223	79,310	-0.1%	71,438	10.9%
Net exchange variation	(26,602)	(15,198)	75.0%	(1,020)	2509.0%
Income before taxes	**473,250**	**459,635**	**3.0%**	**703,898**	**-32.8%**
Income tax and social contribution	(167,183)	(190,804)	-12.4%	(241,332)	-30.7%
Net Income	**306,067**	**268,831**	**13.9%**	**462,566**	**-33.8%**

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(R$ Thousands)

DESCRIPTION	1Q13	1Q12	% YoY	4Q12	% QoQ
EBIT	**540,823**	**501,813**	**7.8%**	**737,167**	**-26.6%**
Depreciation and amortization	679,439	672,187	1.1%	687,874	-1.2%
Capital expenditures	(470,318)	(542,669)	-13.3%	(1,393,509)	-66.2%
Changes in net operating working capital	(2,127,394)	(1,825,406)	16.5%	1,816,713	-217.1%
Free Operating Cash Flow	**(1,377,450)**	**(1,194,075)**	**15.4%**	**1,848,245**	**-174.5%**
Net Financial Income	(67,573)	(42,178)	60.2%	(33,268)	103.1%
Income & Social Contribution Taxes	(133,747)	(128,037)	4.5%	(91,230)	47%
Other changes in Non Current Assets/Liabilities	(127,303)	(90,017)	41.4%	(19,440)	554.9%
Increase in capital	-	(3,583)	-100.0%	-	0.0%
Paid Dividends & IoC	(36)	(38)	-5.3%	(3,681)	-99.0%
Net Cash Flow	**(1,706,109)**	**(1,457,928)**	**17.0%**	**1,700,626**	**-200.3%**

Attachment 4
TIM PARTICIPAÇÕES S.A.
Operational Indicators

DESCRIPTION	1Q13	1Q12	% YoY	4Q12	% QoQ
Brazilian Wireless Subscriber Base (million)	**264,053**	**250,826**	**5.3%**	**261,775**	**0.9%**
Estimated Total Penetration	133.7%	128.0%	567bps	132.8%	89bps
Municipalities Served - TIM GSM	3,390	3,305	2.6%	3,383	0.2%
Market Share	27.0%	26.8%	18bps	26.9%	10bps
Total Lines ('000)	**71,232**	**67,217**	**6.0%**	**70,343**	**1.3%**
Prepaid	60,306	57,564	4.8%	59,599	1.2%
Postpaid	10,926	9,653	13.2%	10,744	1.7%
Gross Additions ('000)	9,244	9,880	-6.4%	9,986	-7.4%
Net Additions ('000)	889	3,134	-71.6%	935	-5.0%
Churn ('000)	8,356	6,746	23.9%	9,051	-7.7%
ARPU (R$)	**18.5**	**19.1**	**-3.6%**	**19.9**	**-7.1%**
MOU	**145**	**126**	**14.6%**	**150**	**-3.5%**
SAC (R$)	29	32	-10.7%	27	6.1%
Handsets sold ('000)	2,662	2,284	16.5%	2,919	-8.8%
Investment (R$ million)	**(470)**	**(543)**	**-13.3%**	**(1,394)**	**-66.2%**
Employees	11,580	10,761	7.6%	11,650	-0.6%

Index

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Company Information

Company name:	TIM PARTICIPAÇÕES SA		
Last change in the Company Name:	08/30/2004	**Prior Company Name:**	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	**C.N.P.J.:**	02.558.115/0001-21
CVM Code:	01763-9	**CVM incorporation date:**	08/19/1998
Situação do Registro na CVM:	Active	**Inicial date of record date at CVM:**	09/10/1998
Country of origin:	Brazil	**Contry of securities registration:**	Brazil
Issuer's page in Internet:	www.tim.com.br/ri		
Type of participant:	Listed Company		
Record category at CVM:	Categoria A	**Current category registration date:**	01/01/2010
Issuer's situation:	Operational	**Inicial date:**	10/09/1998
Type of Control:	Private	**Last change in control:**	
Last change in accounting period		**Accounting period:**	**Day:** 31 **Month:** 03
Activity:	Telecommunication		
Activity description:			

Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Parent Company Information – Capital

Number of Shares (units)	Current Quarter 03/31/2013
Paid up Capital	
Common	2,417,632,647
Preferred	-
Total	**2,417,632,647**
Treasury Stock	
Common	795,889
Preferred	-
Total	**795,889**

Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Parent Company Balance Sheet - Assets
(in thousands of Reais)

Account Code	Account Description	03/31/2013	12/31/2012
1	Total Assets	14,565,083	14,250,690
1.01	Current Assets	442,246	447,320
1.01.01	Cash and Cash Equivalents	10,663	17,114
1.01.02	Receivables	1	1
1.01.02.01	Trade Accounts Receivable	1	1
1.01.02.01.01	Trade Accounts Receivable	1	1
1.01.06	Taxes and Contributions Recoverable	24,039	23,975
1.01.06.01	Current Taxes and Contributions Recoverable	24,039	23,975
1.01.08	Other Current Assets	407,543	406,230
1.01.08.03	Other Assets	407,543	406,230
1.01.08.03.01	Dividends and interests on own capital receivable	397,906	397,906
1.01.08.03.03	Other Assets	9,637	8,324
1.02	Non-Current Assets	14,122,837	13,803,370
1.02.01	Long-Term Assets	36,839	34,843
1.02.01.01	Sundry Receivables	143	140
1.02.01.01.02	Available for Sale	143	140
1.02.01.09	Other Non-Current Assets	36,696	34,703
1.02.01.09.05	Escrow Deposits	36,696	34,703
1.02.02	Investments	13,928,442	13,610,971
1.02.02.01	Investments on Subsidiaries	13,928,442	13,610,971
1.02.02.01.02	Subsidiaries	13,928,442	13,610,971
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Parent Company Balance Sheet - Liabilities and shareholders' equity
(in thousands of Reais)

Account Code	Account Description	03/31/2013	12/31/2012
2	Total Liabilities	14,565,083	14,250,690
2.01	Current Liabilities	385,185	384,451
2.01.01	Social and Labor Obligations	685	204
2.01.01.02	Labor Obligations	685	204
2.01.02	Suppliers - Trade Payable	2,140	1,860
2.01.02.01	Domestic Suppliers	2,140	1,860
2.01.03	Taxes, rates and contributions	2,794	2,785
2.01.03.01	Federal Obligations	2,753	2,746
2.01.03.01.02	Other Fiscal Taxes	2,753	2,746
2.01.03.03	Other taxes	41	39
2.01.03.03.01	ISS payable	41	39
2.01.05	Other Obligations	379,566	379,602
2.01.05.02	Others	379,566	379,602
2.01.05.02.01	Dividends payable	373,205	373,241
2.01.05.02.04	Other Current Liabilities	6,361	6,361
2.02	Non-Current Liabilities	38,657	33,369
2.02.02	Long-Term Liabilities	29,756	29,772
2.02.02.02	Others	29,756	29,772
2.02.02.02.03	Other Liabilities	29,756	29,772
2.02.04	Provisions	8,901	3,597
2.02.04.01	Tax, Labor and Civil Provisions	8,901	3,597
2.02.04.01.01	Fiscal Provisions	5,853	549
2.02.04.01.02	Civil and Labor Provisions	3,048	3,048
2.03	Shareholders' Equity	14,141,241	13,832,870
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	384,602	383,631
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	7,411	6,440
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.04	Revenue Reserves	3,611,034	3,609,701
2.03.04.01	Legal Reserve	363,353	363,353
2.03.04.10	Reserve for expansion	3,247,681	3,246,348
2.03.05	Income/Losses Accumulated	306,067	-
2.03.08	Other Comprehensive Income	(232)	(232)

Parent Company - Statements of Income
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
3.04	Operating Revenues (Expenses)	310,029	268,131
3.04.02	General and Administrative	(3,967)	(2,382)
3.04.05	Other Operating Expenses	(1,171)	(564)
3.04.06	Equity Pick Up	315,167	271,077
3.05	Operating Income (Loss)	310,029	268,131
3.06	Financial	(1,227)	700
3.06.01	Financial Revenues	240	718
3.06.02	Financial Expenses	(1,467)	(18)
3.07	Income (Loss) Before Taxes /Profit Sharing	308,802	268,831
3.08	Income Tax and Social Contribution	(2,735)	-
3.08.01	Current	(2,735)	-
3.09	Profit (Loss) for the Period	306,067	268,831
3.11	Profit (Loss) for the Period	306,067	268,831
3.99	Earnings per share (R$/share)	0.1266	0.1112
3.99.01	Earnings per share	0.1266	0.1112
3.99.01.01	Common shares	0.1266	0.1112

Parent Company - Comprehensive Income Statement
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
4.01	Profit (Loss) for the Period	306,067	268,831
4.03	Comprehensive Income for the Period	306,067	268,831

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
6.01	Net cash and cash equivalents generated (used) by operating activities	(6,650)	(5,763)
6.01.01	Cash and cash equivalents generated by operating activities	(1,301)	(3,158)
6.01.01.01	Earning before income tax (EBIT)	308,802	268,831
6.01.01.03	Equity in results of investments	(315,167)	(271,077)
6.01.01.04	Interest on marketable securities	(238)	(611)
6.01.01.06	Provision for contingencies	3,885	(231)
6.01.01.08	Monetary fluctuation on escrow deposits and contingencies	1,417	(70)
6.01.02	Variations in assets and liabilities	(5,349)	(2,605)
6.01.02.01	Taxes and contributions recoverable	30	57
6.01.02.03	Escrow Deposits	(1,990)	(660)
6.01.02.04	Other assets	(1,407)	(974)
6.01.02.05	Labor obligations	481	(5)
6.01.02.06	Suppliers	280	(990)
6.01.02.07	Taxes and contributions	(2,725)	(28)
6.01.02.08	Other current and non-current liabilites	(18)	(5)
6.02	Net cash and cash equivalents generated (used) by investment activities	235	578
6.02.01	Marketable securities	235	578
6.03	Net cash and cash equivalents generated (used) by financing activities	(36)	(37)
6.03.04	Dividends paid	(36)	(37)
6.05	Increase (decrease) on cash and cash equivalents	(6,451)	(5,222)
6.05.01	Beginning cash and cash equivalents balance	17,114	27,025
6.05.02	Ending cash and cash equivalents balance	10,663	21,803

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 03/31/2013
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Compre-hensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,701	-	(232)	13,832,870
5.03	Ajusted Beginning balance	9,839,770	383,631	3,609,701	-	(232)	13,832,870
5.04	Shareholder's Transactions	-	971	1,333	-	-	2,304
5.04.03	Stock option	-	971	-	-	-	971
5.04.08	Other	-	-	1,333	-	-	1,333
5.05	Total Comprehensive Income	-	-	-	306,067	-	306,067
5.05.01	Profit (Loss) for the Period	-	-	-	306,067	-	306,067
5.07	Ending balance	9,839,770	384,602	3,611,034	306,067	(232)	14,141,241

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 to 03/31/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,732,464	-	-	12,953,354
5.03	Ajusted Beginning balance	9,839,770	381,120	2,732,464	-	-	12,953,354
5.04	Shareholder´s Transactions	-	1,470	-	-	-	1,470
5.04.03	Stock option	-	1,470	-	-	-	1,470
5.05	Total Comprehensive Income	-	-	-	268,831	-	268,831
5.05.01	Profit (Loss) for the Period	-	-	-	268,831	-	268,831
5.07	Ending balance	9,839,770	382,590	2,732,464	268,831	-	13,223,655

Parent Company - Statement of Added Value
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
7.02	Raw Material Acquired from Third Parties	(3,097)	(2,539)
7.02.02	Material, Energy, Services and Others	(3,097)	(2,539)
7.03	Gross Added Value	(3,097)	(2,539)
7.05	Net Added Value Produced	(3,097)	(2,539)
7.06	Added Value Received from Transfers	315,407	271,795
7.06.01	Equity Pick Up	315,167	271,077
7.06.02	Financial Revenues	240	718
7.07	Total Added Value to Share	312,310	269,256
7.08	Sharing Added Value	312,310	269,256
7.08.01	Labor	1,556	178
7.08.01.01	Cost of Working	1,477	403
7.08.01.02	Benefits	52	8
7.08.01.03	F.G.T.S	27	-
7.08.01.04	Others	-	(233)
7.08.02	Taxes, Fees and Contributions	3,179	189
7.08.02.01	Federal	3,160	178
7.08.02.02	State	6	11
7.08.02.03	Municipal	13	-
7.08.03	Earnings - Borrowed Capital	1,508	58
7.08.03.01	Interest	1,463	15
7.08.03.02	Rentals	45	43
7.08.04	Earnings - Owned Capital	306,067	268,831
7.08.04.03	Retained Earnings (Losses)	306,067	268,831

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

Account Code	Account Description	03/31/2013	12/31/2012
1	Total assets	25,422,296	26,108,977
1.01	Current Assets	9,403,941	9,967,717
1.01.01	Cash and Cash Equivalents	2,772,714	4,429,780
1.01.02	Receivables	280	810
1.01.02.01	Trade Accounts Receivable	280	810
1.01.02.01.01	Trade Accounts Receivable	280	810
1.01.03	Accounts Receivable	3,933,159	3,650,871
1.01.03.01	Clients	3,933,159	3,650,871
1.01.04	Inventories	336,850	269,145
1.01.06	Taxes and Contributions Recoverable	1,252,891	1,237,326
1.01.06.01	Current Taxes and Contributions Recoverable	1,252,891	1,237,326
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	912,615	906,101
1.01.06.01.02	Direct Taxes and Contributions Recoverable	340,276	331,225
1.01.07	Prepaid Expenses	893,055	180,371
1.01.08	Other Current Assets	214,992	199,414
1.01.08.03	Others	214,992	199,414
1.01.08.03.01	Operations with derivatives	101,970	104,712
1.01.08.03.02	Other assets	113,022	94,702
1.02	Non-Current Assets	16,018,355	16,141,260
1.02.01	Long-Term Assets	2,675,052	2,585,561
1.02.01.01	Trade Accounts Receivable	21,270	21,834
1.02.01.01.01	Available for Sale	21,270	21,834
1.02.01.03	Accounts Receivable	46,162	61,305
1.02.01.03.01	Clients	46,162	61,305
1.02.01.06	Deferred Taxes	1,237,646	1,252,018
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,237,646	1,252,018
1.02.01.07	Prepaid Expenses	107,994	94,038
1.02.01.09	Other Non-Current Assets	1,261,980	1,156,366
1.02.01.09.03	Operations with derivatives	70,304	84,095
1.02.01.09.04	Other Non-Current Assets	14,131	14,040
1.02.01.09.05	Escrow Deposits	950,872	821,312
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	204,827	215,261
1.02.01.09.07	Direct Taxes and Contributions Recoverable	21,846	21,658

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

1.02.03	Property, Plant and Equipment	7,378,354	7,566,510
1.02.03.01	Property, Plant and Equipment in Operation	6,991,738	6,923,337
1.02.03.03	Construction work in progress	386,616	643,173
1.02.04	Intangible	5,964,949	5,989,189
1.02.04.01	Intangibles	4,437,730	4,461,970
1.02.04.01.01	Concession licenses	1,793,653	1,872,739
1.02.04.01.02	Software rights	2,469,708	2,469,863
1.02.04.01.03	Other Intangibles	174,369	119,368
1.02.04.02	Goodwill	1,527,219	1,527,219

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

Account Code	Account Description	03/31/2013	12/31/2012
2	Total liabilities	25,422,296	26,108,977
2.01	Current Liabilities	6,130,486	7,375,222
2.01.01	Social and Labor Obligations	162,704	133,283
2.01.01.02	Labor Obligations	162,704	133,283
2.01.02	Suppliers - Trade Payable	2,916,737	4,293,121
2.01.02.01	Domestic Suppliers	2,817,814	4,172,988
2.01.02.02	Non-Domestic Suppliers	98,923	120,133
2.01.03	Taxes, rates and contributions	966,417	839,978
2.01.03.01	Federal Obligations	479,000	284,629
2.01.03.01.01	Income Tax and Social Contribution Payable	121,654	120,945
2.01.03.01.02	Other Taxes	357,346	163,684
2.01.03.02	State Obligations	436,709	497,489
2.01.03.02.01	ICMS	436,709	497,489
2.01.03.03	Other taxes	50,708	57,860
2.01.03.03.01	ISS	50,708	57,860
2.01.04	Loans and Financing	906,469	951,013
2.01.04.01	Loans and Financing	906,469	951,013
2.01.04.01.01	Domestic Currency	411,530	448,549
2.01.04.01.02	Other Currencies	494,939	502,464
2.01.05	Other Obligations	1,178,159	1,157,827
2.01.05.02	Others	1,178,159	1,157,827
2.01.05.02.01	Dividends payable	373,205	373,241
2.01.05.02.04	Operations with derivatives	46,498	42,061
2.01.05.02.05	Authorizations Payable	376,177	369,583
2.01.05.02.06	Other liabilities	382,279	372,942
2.02	Non-Current Liabilities	5,150,569	4,900,885
2.02.01	Loans and Financing	3,498,150	3,439,082
2.02.01.01	Loans and Financing	3,498,150	3,439,082
2.02.01.01.01	Domestic Currency	2,349,892	2,410,017
2.02.01.01.02	Other Currencies	1,148,258	1,029,065
2.02.02	Other Obligations	758,812	650,416

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

2.02.02.02	Others	758,812	650,416
2.02.02.02.03	Operations with derivatives	49,162	36,144
2.02.02.02.04	Indirect Taxes and Contributions Payable	346,202	246,180
2.02.02.02.05	Direct Taxes and Contributions Payable	177,516	175,892
2.02.02.02.07	Other liabilities	185,932	192,200
2.02.03	Deferred Taxes	215,870	196,806
2.02.03.01	Deferred Income Tax and Social Contribution	215,870	196,806
2.02.04	Provisions	677,737	614,581
2.02.04.01	Tax, Labor and Civil Provisions	377,199	315,773
2.02.04.01.01	Tax Provisions	162,403	139,844
2.02.04.01.02	Labor Provisions	56,520	55,403
2.02.04.01.03	Benefits Provisions	4,471	4,486
2.02.04.01.04	Civil Provisions	94,369	71,130
2.02.04.01.05	Regulatory Provisions	59,436	44,910
2.02.04.02	Other Provisions	300,538	298,808
2.02.04.02.03	Asset Retirement Obligation	300,538	298,808
2.03	Shareholders' Equity	14,141,241	13,832,870
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	384,602	383,631
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Options granted	7,411	6,440
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.04	Revenue Reserves	3,611,034	3,609,701
2.03.04.01	Legal Reserve	363,353	363,353
2.03.04.10	Reserve for expansion	3,247,681	3,246,348
2.03.05	Accumulated Income (Loss)	306,067	-
2.03.08	Other Comprehensive Income	(232)	(232)

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,710,715	4,468,319
3.02	Cost of Goods Sold and/or Services Rendered	(2,523,940)	(2,278,544)
3.03	Gross Income	2,186,775	2,189,775
3.04	Operating Revenues (Expenses)	(1,645,952)	(1,687,961)
3.04.01	Sales	(1,195,598)	(1,241,697)
3.04.02	General and Administrative	(261,271)	(267,282)
3.04.04	Other Operating Revenues	11,797	10,156
3.04.05	Other Operating Expenses	(200,880)	(189,138)
3.04.05.01	Concessions' Amortization	(85,680)	(94,066)
3.04.05.02	Other Operating Expenses	(115,200)	(95,072)
3.05	Operating Income (Loss)	540,823	501,814
3.06	Financial	(67,573)	(42,179)
3.06.01	Financial Revenues	191,321	306,793
3.06.02	Financial Expenses	(258,894)	(348,972)
3.07	Income (Loss) Before Taxes /Profit Sharing	473,250	459,635
3.08	Income Tax and Social Contribution	(167,183)	(190,804)
3.08.01	Current	(133,748)	(128,036)
3.08.02	Deferred	(33,435)	(62,768)

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

3.09	Profit (Loss) for the Period	306,067	268,831
3.11	Consolidated Profit (Loss) for the Period	306,067	268,831
3.11.01	Atributted to shareholders	306,067	268,831
3.99.01.01	Common shares	0.1266	0.1112

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
4.01	Profit (Loss) for the Period	306,067	268,831
4.03	Comprehensive Income for the Period	306,067	268,831
4.03.01	Atributted to Shareholder's	306,067	268,831

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
6.01	Net cash and cash equivalents generated (used) by operating activities	(1,196,382)	(902,041)
6.01.01	Cash and cash equivalents generated by operating activities	1,377,904	1,281,981
6.01.01.01	Earnings before income tax (EBIT)	473,250	459,635
6.01.01.02	Depreciation and amortization	679,439	672,188
6.01.01.03	Monetary fluctuation on escrow deposits and contingencies	18,429	2,399
6.01.01.04	Loss and disposal of fixed assets	3,276	4,479
6.01.01.05	Stock options	971	1,470
6.01.01.06	Provision for contingencies	80,763	45,398
6.01.01.07	Interest on ARO	1,175	515
6.01.01.08	Interest and monetary and exchange variation on loans	92,385	78,156
6.01.01.09	Interest on marketable securities	(51,893)	(55,224)
6.01.01.10	Allowance for doubtful accounts	72,631	56,640
6.01.01.11	Other financial adjustments	7,478	16,325
6.01.02	Variations in assets and liabilities	(2,574,286)	(2,184,022)
6.01.02.01	Accounts receivable	(322,557)	(195,723)
6.01.02.02	Taxes and contributions recoverable	(4,504)	228,759
6.01.02.03	Inventories	(67,705)	(104,191)
6.01.02.04	Prepaid expenses	(726,640)	(631,046)
6.01.02.05	Escrow deposits	(121,647)	(116,233)
6.01.02.06	Other current and non-current assets	(18,124)	(15,684)
6.01.02.07	Labor obligations	29,421	18,057
6.01.02.08	Suppliers	(1,376,683)	(1,017,888)
6.01.02.09	Taxes, fees and Contributions payable	97,671	(308,945)
6.01.02.10	Provision for contingencies	(45,665)	(43,856)
6.01.02.11	Authorizations payable	6,595	-
6.01.02.12	Other	(24,448)	2,728
6.02	Net cash and cash equivalents generated (used) by operating activities	(416,775)	(476,258)

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

6.02.01	Marketable securities	52,988	61,764
6.02.02	Additions to property plant and equipment and intangibles	(470,317)	(542,669)
6.02.03	ARO	554	4,647
6.03	Net cash and cash equivalents generated (used) by financing activities	(43,909)	(110,829)
6.03.01	New loans	226,494	123,000
6.03.02	Loans amortization	(253,822)	(213,444)
6.03.03	Dividends paid	(36)	(37)
6.03.04	Operations with derivatives	(16,545)	(20,348)
6.05	Increase (decrease) on cash and cash equivalents	(1,657,066)	(1,489,128)
6.05.01	Beginning cash and cash equivalents balance	4,429,780	3,262,855
6.05.02	Ending cash and cash equivalents balance	2,772,714	1,773,727

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 03/31/2013
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,701	-	(232)	13,832,870	-	13,832,870
5.03	Prior year adjusted	9,839,770	383,631	3,609,701	-	(232)	13,832,870	-	13,832,870
5.04	Shareholder´s Transactions	-	971	1,333	-	-	2,304	-	2,304
5.04.03	Options granted	-	971	-	-	-	971	-	971
5.04.08	Other	-	-	1,333	-	-	1,333	-	1,333
5.05	Comprehensive income statement	-	-	-	306,067	-	306,067	-	306,067
5.05.01	Net income for the period	-	-	-	306,067	-	306,067	-	306,067
5.07	Ending balance	9,839,770	384,602	3,611,034	306,067	(232)	14,141,241	-	14,141,241

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 to 03/31/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,732,464	-	-	12,953,354	-	12,953,354
5.03	Prior year adjusted	9,839,770	381,120	2,732,464	-	-	12,953,354	-	12,953,354
5.04	Shareholder's Transactions	-	1,470	-	-	-	1,470	-	1,470
5.04.03	Options granted	-	1,470	-	-	-	1,470	-	1,470
5.05	Comprehensive income statement	-	-	-	268,831	-	268,831	-	268,831
5.05.01	Net income for the period	-	-	-	268,831	-	268,831	-	268,831
5.07	Ending balance	9,839,770	382,590	2,732,464	268,831	-	13,223,655	-	13,223,655

Consolidated Statement of Added Value
(in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/31/2013 to 03/31/2013	Year-to-date - prior year 01/31/2012 to 03/31/2012
7.01	Revenues	6,163,978	5,874,703
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	6,236,609	5,931,343
7.01.04	Provision/Reversal for doubtful debts	(72,631)	(56,640)
7.02	Raw Material Acquired from Third Parties	(2,796,491)	(2,616,751)
7.02.01	Cost of Goods Sold and/or Services Rendered	(1,919,951)	(1,765,569)
7.02.02	Material, Energy, Services and Others	(876,540)	(851,182)
7.03	Gross Added Value	3,367,487	3,257,952
7.04	Retentions	(679,439)	(672,188)
7.04.01	Depreciation and Amortization	(679,439)	(672,188)
7.05	Net Added Value Produced	2,688,048	2,585,764
7.06	Added Value Received from Transfers	191,321	306,793
7.06.02	Financial Revenues	191,321	306,793
7.07	Total Added Value to Share	2,879,369	2,892,557
7.08	Sharing Added Value	2,879,369	2,892,557
7.08.01	Labor	163,232	143,473
7.08.01.01	Cost of Working	116,173	89,753
7.08.01.02	Benefits	33,549	44,130
7.08.01.03	F.G.T.S.	10,836	9,149
7.08.01.04	Others	2,674	441
7.08.02	Taxes, Fees and Contributions	2,037,318	2,046,765
7.08.02.01	Federal	789,669	834,335
7.08.02.02	State	1,242,551	1,207,253
7.08.02.03	Municipal	5,098	5,177
7.08.03	Earnings - Borrowed Capital	372,752	433,488
7.08.03.01	Interest	255,920	345,882
7.08.03.02	Rentals	116,832	87,606
7.08.04	Earnings - Owned Capital	306,067	268,831
7.08.04.03	Retained Earnings (Losses)	306,067	268,831

1. Operations

TIM Participações S.A. ("TIM Participações" or "Company") is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.68% of the total capital of TIM Participações as at March 31, 2013, and December 31, 2012. The Company's main purpose is to control companies providing telecommunications services. The services provided by TIM Participações' subsidiaries are regulated by the *Agência Nacional de Telecomunicações* ("Anatel").

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADR) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (*Comissão de Valores Mobiliários* or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

Direct subsidiaries

(a) TIM Celular S.A.

The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services ("STFC") –Domestic Long Distance and International Long Distance voice services; Personal Mobile Service ("SMP"); and Multimedia Communication Service ("SCM") in all Brazilian states.

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. - "TIM Fiber SP") and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. - "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

(b) Intelig Telecomunicações Ltda.

The Company holds 100% of Intelig's shares. Since the third quarter of 2012 this subsidiary has been providing STFC services only for Local coverage. The SCM services continue to be provided. Its operations cover the whole national territory.

2. Licenses for radio frequencies

Licenses to use radio frequencies for SMP services are for a fixed period. They have the following expiration dates, with the possibility of a one-time renewal for a further 15 years. Renewals must then be confirmed every two years, with an obligation to pay to the Granting Authority in an amount equal to 2% of the net revenues recorded in the first year of each two-year confirmation period. The payment considers only the net revenues directly related to the regions covered by each renewed license. At the end of the 1st quarter of 2013, the Company had accounts payable related to the licenses renewal in the amount of R$39,665. The SMP licenses in force on December March 31, 2013, are shown in the table below:

NOTES TO QUARTERLY INFORMATION

		Expiration date				
Concession areas	450 MHz	800MHz, 900 MHz and 1.800 MHz	Additional frequencies 1800 MHz	1900 e 2100 MHz (3G)	2500 MHz (Band V1 – 4G)	2500 MHz (Band P** – 4G)
Amapá, Roraima, Pará, Amazonas e Maranhão	-	March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024***
Rio de Janeiro e Espírito Santo	October, 2027	March, 2016	-	April, 2023	October, 2027	RJ – February, 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - October, 2027	March, 2016	-	April, 2023	October, 2027	DF – February, 2024***
São Paulo	-	March, 2016	-	April, 2023	October, 2027	-
Paraná (except municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027*	February, 2024***
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027*	-
Municipality and region of Pelotas in Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027*	-
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027*	-
Ceará	-	November, 2023*	-	April, 2023	October, 2027*	-
Paraíba	-	December, 2023*	-	April, 2023	October, 2027*	-
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027*	-
Alagoas	-	December, 2023*	-	April, 2023	October, 2027*	-
Piauí	-	March, 2024*	-	April, 2023	October, 2027*	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
Bahia e Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.
** Does not include the whole state but only certain areas at it.
*** There is no renewal period since the frequency was acquired for the leftover period.

In December 2011, TIM Celular participated in the Public Bid No. 001/2011/PVCP/SPV – Anatel and acquired nine lots in the 1,800 MHz radio frequency band. These acquisitions supplement its transmission capacity in the states of Rio Grande do Sul, Espírito Santo and São Paulo (country side), as well as in states comprising the Center-West region. As the winning bidder, the subsidiary will undertake to pay a total of R$80,000 for the remaining period of the grants in these states. The final awarding of these lots took place in the first quarter of 2013 and the agreements are expected to be executed in the second or third quarter of 2013.

Additionally, in June 2012, TIM Celular and Intelig participated in the Auction for the acquisition of radio frequencies for the "4th Generation of SMP" and the 450MHZ frequency of the STFC service (Public Bid No. 004/2012/PVCP/SPV – Anatel). The subsidiaries were the winners of 6 lots (1 national lot and 5 regional lots) in the amount of R$364,784. These lots enable the use of the 2.5 GHz radio frequency throughout the national territory for 15 years, with the possibility of renewal for an additional 15 years. On October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The Company paid the equivalent of 10% of the amount attributed to the Instrument of Authorization at the 4G auction, disbursing R$36,478. The remaining 90% should be settled no later than June 5, 2013.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV – Anatel.

The terms of the STFC and SCM licenses held by TIM Participações' subsidiaries are undetermined.

3. Basis for preparation and submission of quarterly financial statements

The significant accounting policies applied to the preparation of these quarterly financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The consolidated quarterly financial statements were prepared in accordance with CPC21/IAS34 – "Interim Financial Reporting".Without divergences in the application of CPC21/IAS34, the Company also adopts accounting practices from the Brazilian Corporate Law and Specific Rules issued by CVM and Brazilian Telecommunications Agency - Anatel.

The individual quarterly financial statements were prepared in accordance with CPC21 – "Interim Financial Reporting" and are presented in conjunction with the consolidated quarterly financial statements.

The individual and consolidated quarterly financial statements should be read in conjunction with the financial statements for the period ended on December 31, 2012, prepared in accordance with the accounting practices adopted in Brazil (CPC´s) and the International Financial Reporting Standards ("IFRS"), issued by International Accounting Standard Board - IASB.

In the individual financial statements, the investments in subsidiaries are accounted for based on the equity method accounting. The same adjustments are made in the individual and consolidated financial statements to reach the same net income and shareholders' equity attributable to the parent company's shareholders. The Brazilian accounting practices applicable to the individual quarterly financial statements differs from the IFRS applicable to the separate quarterly financial statements only in the measurement of the investments in subsidiaries, using the equity method accounting. For IFRS, these investments are accounted based on cost or fair value.

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1 (CPC 32).

The preparation of quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. Those areas requiring a greater level of judgment and withgreater complexity, as well as the areas in which assumptions and estimates are material for the quarterly financial statements, are described in Note 5.

b. Comparability of Financial Statements

b.1 Licenses of use of radiofrequencies

The Company and its subsidiaries aim to continuously improve their corporate governance level, the presentation of financial statements and, especially, the alignment with accounting practices required by the Brazilian Securities Commission (CVM) and with international practices specifically applicable to their field of activity. In this sense, the Company and its subsidiaries performed an analysis of the best accounting practices applicable to their field of activity, which resulted in changes, the effects of which are stated below.

As provided for in Note 2, after the expiration date of the licenses which set forth the right to use the radio frequency for providing SMP service, ANATEL grants a right to renewal for an additional 15 years. In this case, at every two years, the Granting Authority should receive the amount of 2% of the previous year's net revenues from each region supported.
The Company previously adopted the procedure of recording the amount of this renewal as "Cost of Services Provided" in the income statement proportionally to the corresponding period. In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing the full amount of the renewal of the license and amortizing it over the estimated life. Such accounting treatment was retroactively adopted for previous years, and the appropriate adjustments and/or reclassifications were made as follows:

(i) Reclassification of license renewal expenses from "Costs of services provided" to "Other operating expenses" in the "Amortization of concessions" subgroup;

(ii) Reclassification of insurance expenses from "Costs of services provided" to "Other operating expenses" in the "Amortization of concessions" subgroup.

b.2 Business combination – (purchase price allocation "PPA")

(*) The purchase price allocation ("PPA") process, arising from the acquisition of TIM Fiber RJ and TIM Fiber SP, according to Note 1, was concluded on October 31, 2012, and retroactively recorded in the Company's financial statements, as required under IFRS 3.

The adjustments arising from the completion of the definitive allocation process to the quarterly financial statements for the first quarter of 2012 (parent company and consolidated) are detailed below:

	Parent Company March 31, 2012			
	Original	**(i and ii)**	**(*)**	**Restated**
Net operating revenues	-	-	-	-
Costs of services provided and goods sold	-	-	-	-
Gross income	-	-	-	-
Operating revenues (expenses):				
Sales	-	-	-	-
General and administrative	(2,382)	-	-	(2,382)
Equity pick-up	278,685	(2,556)	(5,052)	271,077
Other operating revenues (expenses), net	(564)	-	-	(564)
	275,739	(2,556)	(5,052)	268,131
Operating income	275,739	(2,556)	(5,052)	268,131
Financial revenues (expenses):				
Financial revenues	718	-	-	718
Financial expenses	(18)	-	-	(18)
	700	-		700
Income before income and social contribution taxes	276,439	(2,556)	(5,052)	268,831
Income and social contribution taxes	-	-	-	-
Net income for the period	276,439	(2,556)	(5,052)	268,831

	Consolidated March 31, 2012				
	Original	(i)	(ii)	(*)	Restated
Net operating revenues	4,468,319	-	-	-	4,468,319
Costs of services provided and goods sold	(2,276,237)	4,782	566	(7,655)	(2,278,544)
Gross income	2,192,082	4,782	566	(7,655)	2,189,775
Operating revenues (expenses):					
Sales	(1,241,697)	-	-	-	(1,241,697)
General and administrative	(267,282)	-	-	-	(267,282)
Other operating expenses, net	(171,078)	(7,338)	(566)	-	(178,982)
	(1,680,057)	(7,338)	(566)	-	(1,687,961)
Operating income	512,025	(2,556)	-	(7,655)	501,814
Financial revenues (expenses):					
Financial revenues	306,793	-	-	-	306,793
Financial expenses	(348,972)	-	-	-	(348,972)
	(42,179)	-	-	-	(42,179)
Income before income and social contribution taxes	469,846	(2,556)	-	(7,655)	459,635
Income and social contribution taxes	(193,407)	-	-	2,603	(190,804)
Net income for the period	276,439	(2,556)	-	(5,052)	268,831

c. Approval of Quarterly Financial Statements

These quarterly financial statements were approved by the Board of Directors of the Company on April 30, 2013.

4. Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company's quarterly financial statements (BR GAAP) and for the consolidated accounts (IFRS).

a. Functional currency and presentation currency

The presentation currency for the quarterly financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these quarterly financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Earnings and losses linked to these items are recorded in the financial statements.

b. Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be controlled by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The following companies are consolidated in the quarterly financial statements:

		Interest	
Corporate Name	**Status**	**2013**	**2012**
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%
TIM Fiber RJ S.A.*	Indirect subsidiary	-	100%
TIM Fiber SP Ltda.*	Indirect subsidiary	-	100%

(*) On August 29, 2012, the companies TIM Fiber RJ and TIM Fiber SP merged into TIM Celular, as mentioned in note 1.

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as income.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c. Segment Information

Operating segments are the entity's components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in amount.

e. Financial assets and liabilities

e.1 Financial assets

e.1.1 Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these quarterly financial statements Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b) Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly financial statements they are classified as "accounts receivable", "cash and cash equivalents" and "other assets".

e.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After that date, changes in their fair value are directly booked in income for the year as financial revenues and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4 Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and that event (or events) of loss has (have) an impact on the estimated future cash flows of the financial asset, or group of financial assets, which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

- Material financial difficulties of the issuer or borrower;
- A breach of contract, such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:
  (i) adverse changes in the payment status of borrowers in the portfolio;
  (ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured at the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.

If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2 Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: including derivatives. At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial revenues or expenses. On the dates presented in these quarterly financial statements, this category is composed basically of derivative financial instruments

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial expenses, according to the effective interest rate method, is recognized in the income statement under "financial expenses". On the dates of presentation of these quarterly financial statements, this category includes mainly loans and financing and accounts payable to suppliers of the Company.

f. Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less impairment for accounts receivables ("impairment").

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

g. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h. Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to expense as incurred.

This caption contains advanced payments related to advertising contracts which are expensed only when the service is effectively released.

j. Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

k. Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly financial statements.

l. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight line method over terms that take into account the expected useful lives of the assets and their residual value (note 17). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with

the carrying values at the time of the transaction and are recognized in "Other operating expenses, net" in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

m. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) customer list. Intangible assets also include goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the useful life of the assets and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

When the assessment of fair values of assets and liabilities identified as belonging to a business combination is incomplete on the date of presentation of quarterly financial statements, the Company recognizes, in these quarterly financial statements, the provisional values of the assets and liabilities under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to a retrospective adjustment of the accounting balances of assets and liabilities, applying these adjustments as at the effective date of purchase of the entity acquired. Such procedures may affect the value of goodwill and that of other assets already stated provisionally. The accounting standard in force establishes that the purchase accounting process should be concluded within one year after the date of purchase.

The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination

from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;
- Management plans to complete the software and use it or sell it;
- the software will generate probable future economic benefits, that can be demonstrated;
- technical, financial and other resources are available to conclude development and use or sell the software, and
- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

n. Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly financial statements reporting date.

o. Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

p. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q. Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.
The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Gains and losses arising from changes in the actuarial assumptions are recorded in the shareholders' equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The Company has no additional obligation for payment after the contribution is made. Contributions are recognized as employee benefit expenses when payable.

Stock option

The Company operates share-based compensation plans, which are settled with shares, through to which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the right vests, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

r. Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. Income tax and social contribution are not recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt by quarterly or monthly payments of income tax and social contribution. During 2011, the Company and its subsidiaries paid these taxes monthly. In 2012, the entities opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown net, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s. Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company's internal and external legal consultants and by Management.. Situations where losses are considered possible are subject to disclosure and those where losses have been considered remote are not disclosed.

t. Shareholders' equity

The principal items which affect the Company's shareholders' equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company's shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company's By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

u. Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded separately, without offsetting the amounts owed to other telecom operators.

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

v. Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases. Payments made for operating leases (net of any incentives received from the lessor) are recognized in the income statement using the straight-line method over the lease period.

w. New standards, changes and interpretations of standards not yet in force

The following new standard was issued by the IASB, but they are not in force for the year 2013. The early adoption of this standard, although encouraged by IASB, was not allowed in Brazil by the CPC.

- IFRS 9 - "Financial Instruments" deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity's business model and on the contractual characteristics of the financial instruments' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity's own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

5 Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated, and they are based on our historical experience and factors such as expectations of future events deemed reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably cause material adjustments in the book values of assets and liabilities for the next fiscal year:

(a) Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's Business Plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the quarterly financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of impairment test.

The recoverable value is variable to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2012 and 2011, the main non-financial assets for which this assessment was made, in the Company and its subsidiaries, is goodwill. During the first quarter of 2013, no evidence was found that might substantially change the results of the assessment done at the end of the previous year. As required by accounting standard CPC 01, a new impairment test will be done by the Company during the year 2013 (planned for the last quarter of the year).

(b) *Asset retirement obligation*

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve both estimated dismantling costs and the use of a discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(d) Impairment of accounts receivables

The impairment of accounts receivables is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables.

(e) Provision for contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(f) Fair value of derivatives and other financial instruments

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

- Level 3: Inputs for the asset or liability that are not based on observable market data.

(g) Unbilled revenues

Considering that some billing cut off dates happen in intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take in account historical data of usage, number of days since the last billing date, among other factors.

6 Cash and cash equivalents

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Cash and banks	44	58	73,128	370,236
Financial investments:				
CDB to be due within 90 days	10,619	17,056	2,699,586	4,059,544
	10,663	17,114	2,772,714	4,429,780

Bank Deposit Certificates ("CDB") and Buy-backs are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company's investments, including those not classified as cash and cash equivalents, is 100.63% of the Interbank Deposit Certificate – CDI rate.

7 Financial assets at fair value through profit or loss

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
CDB	144	141	21,550	22,644
Current portion	(1)	(1)	(280)	(810)
Non current portion	143	140	21,270	21,834

The CDBs classified as current assets are due between 91 and 365 days. The investments classified as non-current are restricted for use by virtue of legal actions.

8 Accounts receivable

	Consolidated	
	03/2013	12/2012
Billed services	1,015,430	1,027,730
Unbilled services	755,475	740,501
Network use	795,586	777,500
Sale of goods	1,778,412	1,511,159
Other accounts receivable	2,501	2,462
	4,347,404	4,059,352
Provision for doubtful debts	(368,083)	(347,176)
	3,979,321	3,712,176
Current portion	(3,933,159)	(3,650,871)
Non current portion	46,162	61,305

The fair value of accounts receivable equals the book value shown on March 31, 2013, and December 31, 2012. The total amount of BNDES loans is guaranteed by accounts receivable (see Note 20).

Variation in the provision for doubtful debts is as follows:

	Consolidated	
	03/2013 (3 months)	12/2012 (12 months)
Initial balance	347,176	320,755
Provision recording	72,631	250,972
Provision write-offs	51,724	(224,551)
Final balance	368,083	347,176

The aging of the accounts receivable is recorded as follows:

	Consolidated	
	03/2013	12/2012
Falling due	3,301,339	3,193,720
Past due for up to 30 days	177,734	52,434
Past due for up to 60 days	74,760	71,866
Past due for up to 90 days	298,395	290,739
Past due for more than 90 days	495,176	450,593
	4,347,404	4,059,352

9 Inventories

	Consolidated	
	03/2013	12/2012
Cellular phone sets	300,575	233,722
Accessories and pre-paid cards	13,855	9,239
TIM chips	35,289	37,839
	349,719	280,800
Provision for adjustment to realization amount	(12,869)	(11,655)
	336,850	269,145

10 Indirect taxes and contributions recoverable

	Consolidated	
	03/2013	12/2012
ICMS	1,109,427	1,113,727
Others	8,015	7,635
	1,117,442	1,121,362
Current portion	(912,615)	(906,101)
Non current portion	204,827	215,261

The non-current portion basically refers to ICMS related to the subsidiaries' property, plant and equipment.

11 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Income and social contribution taxes	3,694	3,694	28,515	27,454
PIS/COFINS	20,185	20,185	297,815	300,105
Other	160	96	35,792	25,324
	24,039	23,975	362,122	352,883
Current portion	(24,039)	(23,975)	(340,276)	(331,225)
Non-current portion	-	-	21,846	21,658

PIS/COFINS tax credits – Law 9718/98

The Company and TIM Celular have filed suits partially alleging the unconstitutionality of article 3 of Law No. 9718/98 specifically regarding the expansion of the basis for calculation of taxes addressed therein. Briefly, this argument opposes the collection of PIS and Cofins on revenues other than those arising from the Company's actual sales, according to the concept accepted by the established rule.

In May 2012, a final and unappealable decision was reached on the lawsuit filed by the Company as well as other companies which, after restructuring processes, were succeeded by the current TIM Celular (specifically the portion relating to TIM Sul), in the amounts of R$20,185 and R$45,049, respectively. These amounts were recorded in June 2012, under financial result. After the appropriate process of approval by the Brazilian Federal Revenue Office, the amounts of TIM Celular were monetized.

Similar proceedings regarding the same matter filed by other Group companies, which were also succeeded by TIM Celular, are still pending definition. The amounts involved are being calculated, and the recording of such credits will only occur after the decisions on the lawsuits are final and unappeallable.

12 Deferred income tax and social security taxes

Deferred income tax and social contribution are calculated using the prevailing rates for each tax, which currently are 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in note 36.

The amounts shown in the accounts are as follows:

NOTES TO QUARTERLY INFORMATION

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Deferred taxes – Liabilities				
Amortized goodwill – TIM Fibers	-	-	(89,977)	(72,915)
Business combination - Intelig	-	-	(125,893)	(123,891)
	-	-	(215,870)	(196,806)
Deferred taxes – Assets				
Tax losses	10,225	10,001	1,369,572	1,405,695
Social contribution losses	3,745	3,665	506,769	519,773
Temporary differences				
Provision for doubtful debts	-	-	123,151	116,043
Derivative financial instruments	-	-	(26,049)	(37,605)
Provision for contingencies	3,026	1,223	126,666	105,776
Adjustment to present value – 3G license	-	-	20,290	20,776
Deferred tax on CPC adjustments	53,569	53,569	160,427	159,501
PPA Fiber adjustment	-	-	1,117	1,170
FISTEL judicial deposit	-	-	80,398	72,277
Profit sharing	-	-	18,527	11,283
Taxes with suspended enforceability	-	-	12,872	12,872
Others	56	2	17,818	17,214
	70,621	68,460	2,411,558	2,404,775
Provision for devaluation of tax assets (Intelig and TIM Part,)	(70,621)	(68,460)	(1,173,912)	(1,152,757)
	-	-	1,237,646	1,252,018

TIM Celular

TIM Celular has set up deferred income and social contribution tax assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings. Based on these projections, the subsidiary expects to recover the credits as follows:

2013	408,275
2014	262,786
2015	344,651
2016	100,430
2017 onwards	121,504
	1,237,646

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2012. The time table for such credits recovering was approved by the Company's Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analyze. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$49,126 in the first quarter of 2013.

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income and social contribution taxes. Thus the company has maintained the provisions on the totality of these tax assets. As at March 31, 2013, the total amount provisioned was R$1,103,291 (R$1,084,297 as at December 31, 2012), of which R$969,561 refers to tax losses and social contribution losses, while R$133,730 refers to temporary differences. Intelig's liabilities show deferred income and social contribution taxes amounting to R$125,893 (R$123,891 as at December 31, 2012), from the adoption of deemed cost at the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by tax losses, social contribution tax losses and temporary differences. As at March 31, 2013 the provision for losses on these deferred tax assets amounted to R$70,621 (R$68,460 as at December 31, 2012).

13 Prepaid expenses

	Consolidated	
	03/2013	12/2012
Fistel (*)	717,410	-
Rentals and insurance	57,032	56,513
Advertising not released	150,117	139,436
Network swap (**)	61,665	68,038
Others	14,825	10,422
	1,001,049	274,409
Current portion	(893,055)	(180,371)
Non-current portion	107,994	94,038

(*) The Fistel rate paid in March 2013, refers to the year 2013 and is being amortized monthly, in accordance with the corresponding mechanism.

(**) On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). As at March 31, 2013, the non-current balances were R$8,742 (R$8,742 as at December 31, 2012) and the long-term balances were R$52,923 (R$59,296 as at December 31, 2012). Both amounts are appropriated to income in the same proportion over a period of 10 years.

14 Judicial deposits

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Civil	4,138	3,607	192,734	179,074
Labor	32,424	30,965	217,351	205,481
Tax (*)	134	131	540,681	436,650
Regulatory	-	-	106	107
	36,696	34,703	950,872	821,312

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the understanding of the company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011, 2012 and 2013 court deposits were made related to the contributions for these periods, in the amounts, respectively, of R$56,086; R$69,445; R$87,049; R$95,579, totaling R$308,159. For each of these judicial deposits, a liability was recorded at the same amount under the item "Indirect taxes and contributions payable", under non-current liabilities, as this contribution involves an existing legal obligation.

15 Other assets

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Advances to suppliers	1,009	279	56,226	53,163
Advance to employees	54	12	19,844	3,712
Fiscal incentives	-	-	6,554	6,554
Other rights	8,574	8,033	44,529	45,313
	9,637	8,324	127,153	108,742
Current portion	(9,637)	(8,324)	(113,022)	(94,702)
Non-current portion	-	-	14,131	14,040

16 Investments – Parent Company

(a) Interest in subsidiaries

	03/2013		
	TIM Celular	**Intelig**	**Total**
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,817,404	1,114,415	
Unrealized earnings	-	(3,377)	
Adjusted shareholders' equity	12,817,404	1,111,038	
Net income (loss) for the period	366,797	(51,831)	
Unrealized earnings	-	201	
Adjusted net income (loss) for the period	366,797	(51,630)	315,167
Equity in results of subsidiary	366,797	(51,630)	315,167
Investment amount	12,817,404	1,111,038	13,928,442

NOTES TO QUARTERLY INFORMATION

	12/2012		
	TIM Celular	**Intelig**	**Total**
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,448,358	1,166,192	
Unrealized earnings	-	(3,579)	
Adjusted shareholders' equity	12,448,358	1,162,613	
Net income (loss) for the period	1,675,394	(236,406)	1,438,988
Unrealized earnings	-	807	807
Adjusted net income (loss) for the period	1,675,394	(235,599)	1,439,795
Equity in results of subsidiary	1,675,394	(235,599)	1,439,795
Investment amount	12,448,358	1,162,613	13,610,971

(b) Changes in investment in subsidiaries:

	TIM Celular	**Intelig**	**Total**
Balance of investments as at December 31, 2012	12,448,358	1,162,613	13,610,971
Equity in results of subsidiaries	366,797	(51,630)	315,167
Stock options	916	55	971
Reversal of put option balance	1,333	-	1,333
Balance of investments as at March 31, 2013	12,817,404	1,111,038	13,928,442

17 Property, Plant and Equipment

(a) Movement in property, plant and equipment

	Consolidated				
	Balance as at 2012	**Additions**	**Write-offs**	**Transfers**	**Balance as at 03/2013**
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	12,296,529	555	-	242,534	12,539,618
Fiber optic cables	602,479	-	-	3,875	606,354
Loaned handsets	1,571,083	-	(3,590)	27,342	1,594,835
Infrastructure	3,502,184	-	(68)	131,876	3,633,992
Computer	1,322,071	-	-	18,056	1,340,127
General use assets	451,383	-	-	8,665	460,048
Land	40,505	-	-	-	40,505
Construction in progress	654,428	176,229	(440)	(432,348)	397,869
Total property, plant and equipment, gross	**20,440,662**	176,784	(4,098)	-	**20,613,348**
Accumulated depreciation					
Commutation / transmission equipment	(8,175,296)	(224,986)	-	-	(8,400,282)
Fiber optic cables	(160,310)	(8,017)	-	-	(168,327)
Loaned handsets	(1,431,679)	(35,970)	3,333	-	(1,464,316)
Infrastructure	(1,690,984)	(70,635)	3	-	(1,761,616)
Computer	(1,137,036)	(15,124)	-	-	(1,152,160)
General use assets	(278,847)	(9,446)	-	-	(288,293)
Total accumulated depreciation	**(12,874,152)**	(364,178)	3,336	-	**(13,234,994)**
Property, plant and equipment, net					
Commutation / transmission equipment	4,121,233	(224,431)	-	242,534	4,139,336
Fiber optic cables	442,169	(8,017)	-	3,875	438,027
Loaned handsets	139,404	(35,970)	(257)	27,342	130,519
Infrastructure	1,811,200	(70,635)	(65)	131,876	1,872,376
Computer assets	185,035	(15,124)	-	18,056	187,967
General use assets	172,536	(9,446)	-	8,665	171,755
Land	40,505	-	-	-	40,505
Construction in progress	654,428	176,229	(440)	(432,348)	397,869
Total property, plant and equipment, net	**7,566,510**	(187,394)	(762)	-	**7,378,354**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Computers	20
General use assets	4 to 10

On 31 December, 2012, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

18 Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a) Movement in intangible assets

	Balance as at 12/2012	Additions	Write-offs	Transfer	Balance as at 03/2013
Cost of intangible assets, gross					
Software rights	9,052,830	-	(2,514)	226,386	9,276,702
Concession licenses	4,814,284	6,595	-	-	4,820,879
Subsidies on sales of handsets and mini modems	1,819,836	-	-	-	1,819,836
Goods and facilities in progress	35,041	286,939	-	(226,386)	95,594
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Other assets	29,738	-	-	-	29,738
Intangible assets, gross	**17,374,148**	293,534	(2,514)		**17,665,168**
Accumulated amortization					
Software rights	(6,583,174)	(223,870)	-	-	(6,807,044)
Concession licenses	(2,941,339)	(85,680)	-	-	(3,027,019)
Subsidies on sales of handsets and mini modems	(1,819,836)	-	-	-	(1,819,836)
List of clients	(19,600)	(4,200)	-	-	(23,800)
Other assets	(21,010)	(1,510)	-	-	(22,520)
Total accumulated amortization	**(11.384.959)**	(315.260)	-	-	**(11.700.219)**
Intangible assets, net					
Software rights	2,469,656	(223,870)	(2,514)	226,386	2,469,658
Concession licenses	1,872,945	(79,085)	-	-	1,793,860
Goods and facilities in progress	35,041	286,939	-	(226,386)	95,594
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	75,600	(4,200)	-	-	71,400
Other assets	8,728	(1,510)	-	-	7,218
Intangible assets, net	**5,989,189**	(21,726)	(2,514)	-	**5,964,949**

(b) Amortization Rates

	Annual average rate %
Software rights	20
Concession licenses	5 to 50
Customer list	17.65
Other assets	20

(c) Goodwill from previous years

(c.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 as at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company's expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

As at December 31, 2012, the Company used the value in use method to perform the impairment test, using the following assumptions:

- Intelig's network is fundamental for the Group's business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines' cost reduction. To determine the costs savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig's permanent assets as at December 31, 2012;
- The projection of Intelig's network maintenance and operation costs was based on the Company's expected inflation rate which is consistent to the projections prepared by market institutions
- The term used for the impairment test was 11 years, consistent with the average useful life of Intelig's network assets;
- The discount rate applied over the projected cash flows was 11.5% p.a.

As a result of the test, there was no evidence of impairment to be recorded.

During the first quarter of 2013, no evidence was found that might substantially change the results of the assessment done at the end of the previous year. As required by accounting standard CPC 01, a new impairment test will be done by the Company during the year 2013 (planned for the last quarter of the year).

(c.2) TIM Fiber SP TIM Fiber RJ acquisitions.

The subsidiary TIM Celular recorded the goodwill final allocation related to the acquisition of TIM Fiber SP and TIM Fiber RJ (merged into TIM Celular during the third quarter of 2012). The goodwill recorded is based on the operation's future profitability mainly due to the broadband business.

The impairment test considered the value in use methodology and considered the following assumptions:

- Growth percentages in the client basis, aligned with the Company's business plans;
- Increase in service revenues due to the combination of in speed performance and the option voice x IP;
- Projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company's expected inflation rate is aligned with the projections prepared by the main market institutions;
- Considering that the business has an indefinite life, as from the 10th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.;
- The discount rate for the future cash flows was 11.3 p.a.

It is important to emphasize that, although the network synergies from the TIM Fibers (leased line savings, as well as occurs with Intelig) exists and they can be used in the calculation of the value in use, these amounts were not considered in the impairment tests.

As at December 31, 2012, as a result of the test, there was no evidence of impairment to be recorded. During the first quarter of 2013, no evidence was identified that might substantially change the results of the assessment done at the end of the prior year. As required by the accounting standard CPC 01, a new impairment test will be done by the Company during the year 2013 (planned for the last quarter of the year).

(c.3) Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At the time, the transaction was recorded at the book value of those shares in the quarterly financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording the goodwill for R$157,556, which was ascertained when the financial statements according to IFRS was prepared for the Company's parent company in 2005.

The results of these tests revealed no need for impairment.

9 Suppliers

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Local currency				
Suppliers of materials and services	2,140	1,860	2,415,311	3,742,889
Interconnection (a)	-	-	335,908	352,153
Roaming (b)	-	-	660	606
Co-billing (c)	-	-	65,936	77,340
	2,140	1,860	2,817,815	4,172,988
Foreign currency				
Suppliers of materials and services	-	-	70,215	64,468
Interconnection (a)	-	-	-	927
Roaming (b)	-	-	28,707	54,738
	-	-	98,922	120,133
Current portion	2,140	1,860	2,916,737	4,293,121

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

20 Loans and financing

Description	• Currency	• Charges	• Maturity date	• Collaterals	Consolidated	
					03/2013	12/2012
BNDES	URTJLP	URTJLP + 1.72% to 4.50% p.a.	Aug/13 to Dec/19	Secured by TIM Part. and receivables from TIM cellular	1,798,186	1,894,790
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM cellular	143,978	137,419
BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Dec/19	Secured by TIM Part. and receivables from TIM cellular	334,513	342,079
BNB	R$	10.00% p.a.	Apr/13 to Jan/16	Bank surety and guarantee of TIM Part.	33,665	38,743
Banco do Brasil(CCB)	R$	106.50% of CDI	Sep/14 to May/15	-	451,080	354,272
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	242,999	244,723
European Investment Bank (EIB)	USD	Libor 6M + 0.57% to 1.324% p.a.	Sept/16 to Feb/20	Bank surety and security by TIM Part.	957,276	836,562
Bank of America (Res 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13		241,402	244,962
JP Morgan (Res. 4131)	USD	1,56% p.a.	Sept/13		201,520	205,280
Itaú (CCB)	R$	CDI + 0.75%	Mar/13		-	91,265
Total					4,404,619	4,390,095
Current					(906,469)	(951,013)
Non-current					3,498,150	3,439,082

The parent company TIM Participações does not have loans or financing as at March 31, 2012.

The foreign currency loan taken out with Banco BNP Paribas, secured by SACE, has restrictive clauses requiring compliance with certain financial ratios calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial ratios.

The financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network, also presents restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

NOTES TO QUARTERLY INFORMATION

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$1,510 million to R$3,674 million. From the total amount of R$2,164 million referring to the increase in the credit limit, R$1,983 million is destined to financing TIM Celular investments, and R$181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013. In December 2012, TIM Celular raised R$1,000 million from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$867 million at the cost of TJLP + 3,32% and ii) R$133 million referring to the 1st disbursement of the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms. The remaining credit balance as at March 31, 2013, is R$983 million for TIM Celular and R$181 million for Intelig Telecomunicações.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest rate method defined in IAS 39 – Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). Based on this comparison, the balance as at March 31, 2013, of the subsidy granted by the BNDES for all the PSI lines in March 2013, is approximately R$71 million. This amount was recorded in the "Advanced Revenue from Government Subsidies" group of accounts and deferred for the useful life of the asset being financed and appropriated to the "Other Subvention Revenue" group of accounts.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the line is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency among EURO, Brazilian Real or USD. The Company opted to receive the funding in USD.

In August 2012, TIM Celular raised R$248 million, equivalent to EUR100 million, referring to the credit facility granted by the European Investment Bank (BEI) in December 2011, which will become due in September 2019. Concomitantly with the loan, a swap transaction was contracted for full protection against exchange and interest rate variation risks up to maturity of the debt. In February 2013, TIM Celular raised R$136 million, equivalent to EUR50 million, under the credit facility granted by the European Investment Bank (BEI) in July 2012, which will become due in February 2020. Concomitantly with the loan, a swap transaction was contracted for full protection against exchange and interest rate variation risks up to maturity of the debt. Considering the amount of EUR100 million already disbursed in August 2012 and EUR50 million disbursed in February 2013, the subsidiary TIM Celular still has EUR50 million available for drawdown by the end of 2013.

NOTES TO QUARTERLY INFORMATION

In February 2013, TIM Celular transferred two Bank Credit Certificates in the amount of R$22 million and R$40 million, which were previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106,50% and extending their maturity from August 2014 to February 2015.

In March 2013, TIM Celular transferred a Bank Credit Certificate in the amount of R$28 million, which was previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106,50% and extending its maturity from September 2014 to December 2015.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate). Nevertheless, this is not subject to "hedge accounting".

The long-term portions of loans and financing as at March 31, 2013 mature as follows:

	Consolidated
2014	714,510
2015	555,982
2016	946,010
2017	502,582
2018 onwards	779,066
	3,498,150

Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date.

A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the company's balance sheet.

Regarding the funds raised with Banco do Brasil, Bank of America and JP Morgan, these transactions were closed recently. Given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$1 million higher than the accounting balance.

21 Labor obligations

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Social securities	119	69	40,175	35,452
Salaries and provisions payable	336	66	115,399	84,989
Employees' withholding	230	69	7,130	12,842
	685	204	162,704	133,283

22 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
ICMS	-	-	436,709	497,489
ANATEL taxes and fees	-	-	622,181	316,709
ISS	41	39	50,708	57,860
Other	-	-	9,530	9,183
	41	39	1,119,128	881,241
Current portion	(41)	(39)	(772,926)	(635,061)
Non-current portion	-	-	346,202	246,180

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Income tax and social contribution	2,739	2,739	250,373	248,041
PIS / COFINS	-	-	114,525	118,265
Other	14	7	6,109	14,503
	2,753	2,746	371,007	380,809
Current portion	(2,753)	(2,746)	(193,491)	(204,917)
Non-current portion	-	-	177,516	175,892

24 Other liabilities

	Parent company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Pre-paid services to be provided (*)	-	-	349,322	339,870
Reverse split of shares (**) and (*****)	23,271	23,272	24,184	24,192
Government subventions (***)	-	-	71,347	73,480
Advanced revenues (****)	-	-	47,370	44,100
Network swap (****)			61,665	68,038
Other liabilities	12,861	12,861	14,323	15,462
	36,132	36,133	568,211	565,142
Current portion	(6,361)	(6,361)	(382,279)	(372,942)
Non-current portion	29,771	29,772	185,932	192,200

(*) This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(**) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange – BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

Furthermore, the balances in 2011 also show the amounts referring to the treasury shares.

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to March 2013, the amount disbursed totaled R$428,000. This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$85,751 and is being amortized according to the useful life of the asset being financed and appropriated to the "other (expenses) revenues, net" group (note 33).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics

(*****) On July 18, 2012, at an Extraordinary Shareholders' Meeting, TIM Fiber RJ's (entity merged into TIM Celular) shareholders approved a reverse split of its shares converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the moment of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that resolved on the reverse split.

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated	
	03/2013	12/2012	03/2013	12/2012
Civil	-	-	94,369	71,130
Labor	3,048	3,048	56,520	55,403
Tax	5,853	549	162,403	139,844
Regulatory	-	-	59,436	44,910
	8,901	3,597	372,728	311,287

The changes in the provision for contingencies can be summed up as follows:

	12/2012	Additions net of reversals	Payments	Monetary adjustment	03/2013
Civil (a)	71,130	47,819	(34,331)	9,751	94,369
Labor (b)	55,403	1,199	(111)	29	56,520
Tax (c)	139,844	18,900	(484)	4,143	162,403
Regulatory (d)	44,910	12,845	(246)	1,927	59,436
	311,287	80,763	(35,172)	15,850	372,728

(a) Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

a.1. Consumer lawsuits

The subsidiaries are parties to 84,994 lawsuits (versus 80,377 as at December 31, 2012), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, especially, for TIM Celular, alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

a.2. Class Actions

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border are-as"; (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with article 61 of Anatel Resolution 85 (retroactive charging); and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia also questioning non-compliance with article 61 of Anatel Resolution 85 (retroactive charging).

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

a.3. Suit filed by Botafogo Comércio e Importação Ltda

Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alledged that TIM has not complied with the celebrated contract and practiced unfair competition, which makes it unfeasible to the partner. At this year, started the settlement of the judicial decision, already jugded, that ruled TIM for the payment of related damages and loss of profit. The calculation presented by TIM, prepared by an specialist, ammount for R$5,651, already monetary restated. The record case is still in the settlement phase.

b. Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 11,388 labor claims as at March 31, 2013 (10,823 as at December 31, 2012) filed against the Company and its subsidiaries, most of them relates to claims that involve former employees of service providers.

Part of the lawsuits relates to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees.

Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. As at March 31, 2013, the accrual of these cases amounts to R$19,404 (R$19,108 as at December 31, 2012).

c. Tax Contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

Tax contingencies arisen from the acquisition of Intelig, accrued in its PPA process, amounts to R$102,854.

In the case of federal taxes, provision has been made for nine specific cases referring to isolated transactions where the procedures were allegedly incorrect, either by virtue of calculating the tax or of their compensation procedures. The amount provisioned for these nine cases is R$25,556.

d. Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed some Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

During July 2012, amounts were accrued in relation to two PADOs for supposed non-fulfillment of quality goals established in the General Quality Goal Plan for the Personal Mobile Service (PGMQ-SMP). The total accrued for PADOS, together with other minor proceedings, was R$26,016 (excluding charges).

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company reflects this assessment.

e. Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated	
	03/2013	12/2012
Civil	674,519	662,503
Labor	417,501	393,703
Tax	6,936,717	6,599,691
Regulatory	123,937	136,688
	8,152,674	7,792,585

The main actions where the risk of loss is classified as possible are described below:

e.1 Civil

e.1.1.Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu, Parauapebas, Marabá and Belém; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Lago da Pedra, Eugênio Barros, Carolina, Buriti and São Raimundo das Mangabeiras; (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Quiterianópolis, Ibiapina and Icapuí; (viii) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari); (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, especially in the municipalities of Araripina, Ouricuri, Tabira and Exu; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca and Maceió; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that state and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such state; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service

and network in such state and the existence of relationship sectors in certain locations; (xix) two lawsuits filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in the cities of Marabá and Portel; (xxi) a lawsuit filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipality of Itaguatins; (xxii) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; (xxiii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent; (xxiv) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; and (xxv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State.

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and DF; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife.

e.1.2. Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However, at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM's Special Appeal e, therefore, uphold the preliminary injunction originally granted. TIM filed a new Motion for Clarification against this decision, which is pending judgment. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. In February 2012, GVT filed a counter motion in the case notes of the interlocutory appeal filed by VIVO (against the decision handed down

by the original court, which had determined the suspension of the case). Upon receiving the decision handed down by the reporting judge of the interlocutory appeal, the court of the ordinary lawsuit handed down a decision ordering the parties to state their positions about the due progress of the case.

In the interlocutory appeal filed by TIM against the same decision, we stressed the need for the case to run its course. GVT entered into agreements with Claro and Vivo, having filed statements in the case records of the Lawsuit requiring the approval of the aforesaid agreements, which has not occurred as at this date. The Federal Prosecution Office required GVT to submit the agreements entered into, and the case judge required the parties to file a statement in the case records regarding a new act by Anatel (change in VU-M) as well as regarding the possibility of settlement. Claro and Vivo have already petitioned by filing the agreements entered into with GVT in the case record. We are awaiting the decision from the Federal Prosecution Office and from the judge.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), against TIM, Vivo, Claro and OI, which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE Prosecutor's Office, after analyzing the procedure for more than one year, suggested, in March 2013, that the case against all the Respondents should be dropped, having found no evidence that would indicate any antitrust practices. The Prosecutor's Office also suggested that the Board should recommend that Anatel promote measures directed toward reducing the interconnection tariff. CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of *supersedeas*, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of *supersedeas* having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor. In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently under expert investigation phase.

There is also a Collection Action filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular S/A and against DM5 Comércio e Representação Ltda. (DM5), in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally condemned to pay the amount of R$4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal and awaits judgment from the Court of Appeals of the State of São Paulo.

NOTES TO QUARTERLY INFORMATION

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed of the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

In addition to the lawsuits mentioned above, there are eight notices of violation filed by the Consumer Protection Foundation – Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$3,192 to R$6,487.

TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. There is still no decision at the judicial level for any of the cases mentioned.

It is also worth noting the Collection Suit filed by Falkland Tecnologia em Telecomunicações S/A – "IPCorp", alleging to be a creditor of R$14,705 for the use of its Specialized Mobile Service – SME (interconnection) network. TIM has already filed a defense against this lawsuit, and the case records are currently under the evidence specification phase.

TIM has already requested expert evidence, which is pending granting. No lower level judgment has been rendered for this case so far. TIM also filed a Provisional Remedy for Anticipated Submission of Evidence against "IPCorp", in order to demonstrate that the amounts charged by "IPCorp" for the interconnection of its SME network cannot be enforced, as they arise from fraud. Additionally, TIM filed an Ordinary Lawsuit to declare the unenforceability of the amount claimed by "IP-Corp" of approximately 33 million Reais (this amount includes the R$14,705 claimed in the Collection Lawsuit filed by "IPCorp"). We await the evidence now being prepared according to the record of the Provisional Remedy.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the case filed by OROLIX Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

e.2. Labor Claims

e.2.1. Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals' decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.
A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees' work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

e.3. Tax Claims

e.3.1. IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$67,404 and part at the judicial level totaling R$17,338.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary and a decision at the administrative level is now awaited at the appellate level.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

The first judgment at the administrative level was held, and the assessment notice was fully ratified. Additionally, the Company timely submitted its appeal to the Administrative Tax Appeals Council (CARF), and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, the Company, however, considering all existing precedents, maintains its estimate of possible loss.

e.3.2. IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. We are awaiting the second administrative instance judgment.

In March 2005, TIM Celular filed a lawsuit aiming at the partial annulment of the tax assessment notice for IRPJ, civil year 2002, with respect to monetary variations arising from swap transactions and recomposition of negative income tax balance ascertained in DIPJ 2003 in the amount of R$33,175. We are awaiting the second administrative instance judgment.

NOTES TO QUARTERLY INFORMATION

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification is being challenged at the administrative level. After judgment, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. An administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$30,098, maintaining the payment of CIDE in the historical amount of R$19,554. Against this decision, a hierarchical appeal was filed; however, it was denied in December. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad. The lawsuit was filed due to the completion of an administrative procedure disputing the collection of CIDE and IRRF amounts supposedly arising from remittances abroad, royalties and payments made to residents abroad for technical assistance services. Regarding the tax credit arising from IRRF, the amount collected was administratively annulled, and the remaining CIDE amount is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. The risk is classified as possible, taking into account the favorable precedents determined by the Judicial Branch.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices amounting R$1,029 was classified as probable loss and, therefore, provisioned in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

In February 2012, TIM Celular received 2 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$151,972, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested in good time by the subsidiary, and we are awaiting the first administrative instance judgment..

e.3.3. ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$29,058 (the original tax assessment was for the sum of R$95,449).

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the states of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The assessments are being contested at the administrative level and amount to R$64,931.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the "Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and add up to a total sum of R$72,830.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and totalized R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$511,968 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. One of the proceedings filed in the State of São was upheld at the administrative level and is currently being discussed at the judicial level, in the amount of R$82,390. This subsidiary intends to challenge the aforementioned collections at the higher court.

The subsidiary TIM Celular received tax assessment notices for the total sum of R$163,624 drawn up by the tax authorities of the States of Ceará, Pernambuco, São Paulo and Paraná in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative (R$49,449) and judicial (R$114,176) levels.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. These assessments are being challenged at the administrative level.

In September 2007, November 2010, June, November and December 2011, and July and November 2012, TIM Celular received 10 assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$485,479 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative (R$366,189) and judicial (R$119,290) levels.

In March 2011, TIM Celular received a tax assessment notice drawn up by the state of Goiás regarding the requirement of an isolated fine arising from alleged failure to record tax receipts from telecommunications services (interconnection), the entries of which were made in January and December 2007, in the 2007 Entry Register, and in January and February 2008, in the total amount of R$43,197. The proceeding in question was settled in the amount of R$2,414 at the end of 2012, with a discount of 95% on the penalty.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary at the administrative level.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the state of São Paulo regarding alleged undue ICMS tax credit, due to annulment of Telecom services as a result of undue invoicing/subscription fraud from March to December 2008, as well as regarding alleged undue ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level.

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state. This assessment is being contested by the subsidiary at the judicial level.
In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also in the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the state of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the state of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to alleged undue ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,159 and R$16,463 respectively, which total R$37,622. The subsidiary is discussing these assessments at the first administrative instance.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF), from January 2008 to December 2009, in the amount of R$80,695. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R$75,170. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

e.3.4. Municipal claims

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In March 2011, TIM Celular filed a lawsuit aiming to discuss 71 tax assessment notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$31,447. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level and is already arranging the issuance of judicial guarantees to anticipate the discussion of the merit at the judicial level.

e.3.5. FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$710,738.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$59,902 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2008, respectively. The aforementioned assessments are being challenged at the administrative level.

e.3.6. FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$294,228, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

e.4. Regulatory proceedings

e.4.1) TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by the administrative appeal (Case No. 53500.008519/2012), Request for Reconsideration (Case No. 53500.009876/2009) and Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to revenues from their service plans.

The Request for Reconsideration (Case No. 53500.009876/2009) was judged in February 2013, and Anatel denied the appeal, maintaining the terms of the decision appealed. TIM will therefore adopt legal measures to ensure the suspension of the enforceability of the debits.

Regarding the Administrative Appeal (Case No. 53500.008519/2012), Anatel, by means of an Order from the Presidential Office issued in October 2012, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the company filed a Writ of Mandamus against Anatel, requesting the granting of a Preliminary Injunction, in order to give suspensive effect to the Appeal filed; however, the Preliminary Injunction was not granted. Thus, the merits of the appeal are pending analysis by the Agency.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took the legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is contingent on the analysis conducted on December 31, 2012.

NOTES TO QUARTERLY INFORMATION

e.4.2) Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount (R$/1000)
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$110,803

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded. Also referred to, as the terms of authorization, the subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

In the event of failure to comply with the obligations set forth in the License Agreements or call notices for 3G radio-frequencies, TIM Celular is subject to the opening of PADO, which may result in subsequent monetary sanctions. Anatel may validate the timely compliance with the obligations due in year 2010 for seventeen (17) municipalities.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G radio frequencies; and (iii) under the regulations of SMP and STFC.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated	
	03/2013 (3 months)	**12/2012** (12 months)
Opening balance	298,808	261,918
Additions recorded throughout the period, net of write-offs	1,730	36,890
Closing balance	300,538	298,808

The provision is recorded based on the following assumptions:

- The unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;
- A timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and
- The rate used to discount the cash flows is the average debt cost (7.40% p.a as at March 31, 2013, and 7.70% p.a. as at December 31, 2012).

27 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

The subscribed capital is represented as follows:

	03/2013	12/2012
Value Paid-In	9,886,887	9,886,887
(-) Funding Costs	(47,116)	(47,116)
Net Value Paid-In	9,839,771	9,839,771
Number of common shares	2,417,632,647	2,417,632,647

b. Capital reserves

The use of capital reserves is according to the provisions of article 200 of Law 6404/76. These reserves are comprised as follows:

	03/2012	12/2012
Special goodwill reserve	380,560	380,560
Capital reserve – stock options	7,411	6,440
	387,971	387,000

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco – purchase of Intelig

On December 30, 2009, the Special general Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances recorded in this item represent the expenses of the Company and its subsidiaries for the stock options granted to their employees.

c. Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, article 42 of the Company's bylaws and article 194 of Law 6404/76, and is intended for the expansion of corporate business.

The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law. As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

The dividends were calculated as follows:

	2012
• Net income for the current year	1,448,888
(-) Legal reserve constitution	(72,444)
Adjusted net income	1,376,444
Dividends to be distributed:	
• Minimum dividends calculated considering 25% of the adjusted net income	344,111
Dividends per share (reais per share)	0.1423

28 Stock Options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the company has no legal or informal obligation to re-purchase or settle the options in cash.

Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012, another one-third may be exercised at the end of the first half of 2013 and the remaining portion may be exercised at the end of the first half of 2014. The performance conditions of this grant are measured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one-third of the options may be exercised in the beginning of September 2013, another one-third may be exercised in the beginning of September 2014 and the remaining portion may be exercised in the beginning of September 2015. The performance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occur in August of each year.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for monthly and, at the 1st quarter of 2013 totaled R$971.

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. As at December 31, 2012, 944,520 options may be considered vested. However, none of the participants exercised the option to buy in the established period.

The significant data included in the model were the following: average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. As at December 31, 2012, there were no exercisable options.

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

29 Net operating revenue

	Consolidated	
	03/2013	03/2012
Service revenue – Mobile		
Subscription and use	2,694,316	2,704,643
Network use	1,005,954	968,127
Long distance	830,331	802,578
VAS - Additional services	1,245,483	999,543
Others	55,649	46,254
	5,831,733	5,521,145
Service revenue – Landline	293,784	416,054
Service revenue	6,125,517	5,937,199
Goods sold	898,699	673,243
Gross operating revenue	7,024,216	6,610,442
Deductions from gross revenue		
Taxes	(1,525,894)	(1,463,024)
Discounts given	(738,601)	(643,712)
Returns and other	(49,006)	(35,387)
	(2,313,501)	(2,142,123)
Total net revenue	4,710,715	4,468,319

30 Cost of services provided and goods sold

	Consolidated	
	03/2013	02/2012 Restated
Personnel	(11,769)	(17,308)
Third party services	(104,207)	(95,507)
Interconnection	(1,157,193)	(1,132,049)
Depreciation and amortization	(504,062)	(431,925)
ANATEL fees	(3,242)	(2,942)
Rentals and insurance	(82,760)	(60,540)
Others	(5,073)	(4,813)
Cost of services provided	(1,868,306)	(1,745,084)
Cost of goods sold	(655,634)	(533,460)
	(2,523,940)	(2,278,544)

31 Sales expenses

	Consolidated	
	03/2013	03/2012
Personnel	(135,013)	(120,622)
Third party services	(523,595)	(552,573)
Advertising and publicity	(142,330)	(136,676)
Impairment of accounts receivables	(72,631)	(56,640)
ANATEL fees	(259,133)	(299,603)
Depreciation and amortization	(41,298)	(49,161)
Rentals and insurance	(17,260)	(13,705)
Other	(4,338)	(12,717)
	(1,195,598)	(1,241,697)

32 General and administrative expenses

	Parent Company		Consolidated	
	03/2013	03/2012	03/2013	03/2012
Personnel	(1,738)	(257)	(53,797)	(38,067)
Third party services	(1,916)	(1,972)	(126,023)	(105,820)
Depreciation and amortization	-	-	(48,399)	(97,036)
Rentals and insurance	(45)	(43)	(21,850)	(17,462)
Other	(268)	(110)	(11,202)	(8,897)
	(3,967)	(2,382)	(261,271)	(267,282)

33 Other (expenses) revenues, net

	Parent Company		Consolidated	
	03/2013	03/2012	03/2013	03/2012 Restated
Revenues				
Subvention income, net	-	-	1,936	1,331
Fines on telecommunications services	-	-	9,856	8,652
Other operating revenue	-	-	5	173
	-	-	11,797	10,156
Expenses				
FUST/FUNTTEL	-	-	(32,312)	(44,315)
Taxes, fees and contributions	-	-	(65)	(1,174)
Provision for contingencies – net of reversal	(1,171)	(561)	(77,111)	(45,011)
Other operating expenses	-	(3)	(5,712)	(4,572)
	(1,171)	(564)	(115,200)	(95,072)
Amortization of concessions	-	-	(85,680)	(94,066)
	(1,171)	(564)	(200,880)	(189,138)
Other operating expenses, net	(1,171)	(564)	(189,083)	(178,982)

34 Financial revenue

	Parent Company		Consolidated	
	03/2013	**03/2012**	**03/2013**	**03/2012**
Interest on financial investments	238	611	51,893	55,224
Interest received from clients	-	-	18,323	14,515
Monetary adjustment	2	101	8,729	9,039
Exchange rate variation	-	6	112,098	227,483
Other revenue	-	-	278	532
	240	718	191,321	306,793

35 Financial expenses

	Parent Company		Consolidated	
	03/2013	**03/2012**	**03/2013**	**03/2012**
Interest on loans and financing	-	-	(63,386)	(63,475)
Interest paid to suppliers	-	-	(687)	(767)
Interest on taxes and fees	(3)	(1)	3,332	(5,031)
Monetary adjustment	(1,419)	24	(30,638)	(14,397)
Discounts granted	-	-	(17,518)	(14,793)
Exchange rate variation	-	(2)	(138,700)	(242,681)
Other expenses	(45)	(39)	(11,297)	(7,828)
	(1,467)	(18)	(258,894)	(348,972)

36 Income tax and social contribution expenses

	Consolidated	
	03/2013	**03/2012 Restated**
Current tax		
Income tax for the period	(110,044)	(107,610)
Social contribution tax for the period	(40,700)	(39,783)
Tax incentive – ADENE	19,731	19,357
	(131,013)	(128,036)
Deferred income tax		
Deferred income tax	(24,585)	(46,153)
Deferred social contribution	(8,850)	(16,615)
	(33,435)	(62,768)
Provision for contingencies of income tax and social contribution	(2,735)	-
	(167,183)	(190,804)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated	
	03/2013	03/2012 Restated
Income before income tax and social contribution	473,250	459,635
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(160,905)	(156,276)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(21,085)	(18,890)
Permanent additions and exclusions	(6,392)	(3,010)
Deemed cost	-	(34,087)
Tax incentive – ADENE – current period	19,731	19,357
Deferred IR/CS over REFIS		
Permanent additions		
Other amounts	1,468	2,102
	(6,278)	(34,528)
Income and social contribution taxes charged to income for the period	(167,183)	(190,804)

According to the article 19 of the Decree 1,598/77, the tax savings related to the exemptions and reductions tax benefits attributable to SUDAM (Superintendência do Desenvolvimento da Amazônia) and SUDENE (Superintendência do Desenvolvimento do Nordeste) shall not be distributed to the shareholders and will constitute capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

37 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of shares issued during the year.

	03/2013	03/2012
Income attributable to shareholders of the company	306,067	268,831
Weighted average number of shares issued (thousands)	2,416,837	2,416,837
Basic earnings per share	0.1266	0.1112

(b) Diluted Earnings

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	03/2013	03/2012
Earnings attributable to company shareholders	306,067	268,831
Average weighted number of common shares issued (thousands)	2,416,837	2,416,837
Diluted earnings per share	0.1266	0.1112

38 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	03/2013	12/2012
Telecom Personnel Argentina (1)	4,419	935
Telecom Italia Sparkle (1)	10,495	32,925
Lan Group (4)	9,368	9,919
Others	3,770	4,104
Total	28,052	47,883

	Liabilities	
	03/2013	12/2012
Telecom Italia S.p.A. (2)	20,145	20,702
Telecom Personel Argentina (1)	1,582	1,462
Telecom Italia Sparkle (1)	7,661	11,386
Italtel (3)	14,665	23,975
Others	7,833	9,714
Total	51,886	67,239

	Revenue	
	03/2013	03/2012
Telecom Italia S.p.A. (2)	630	4,971
Telecom Personel Argentina (1)	3,679	2,335
Telecom Italia Sparkle (1)	1,015	12,760
Other	367	572
Total	5,691	20,638

	Cost/Expense	
	03/2013	03/2012
Telecom Italia S.p.A. (2)	906	3,007
Telecom Italia Sparkle (1)	8,676	6,091
Telecom Personel Argentina (1)	962	1,375
Lan Group (4)	5,446	5,306
Others	3,733	240
Total	19,723	16,019

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.
(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).
(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

39 Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefônica S.A., entered into an agreement to acquire the entire capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefônica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefonica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

As at March 31, 2013, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefônica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code), in accordance with the applicable legislation. As at March 31, 2013, the receivables and payables arising from these agreements amounted to R$175,972 and R$131,975 respectively (R$178,817 and R$134,878 as at December 31, 2012). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$376,629 and R$300,539 (R$356,116 and R$261,419 as at March 31, 2012) respectively.

40 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As at March 31, 2013, the subsidiaries' financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at March 31, 2013, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As at March 31, 2013 and December 31, 2012, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at March 31, 2013 and December 31, 2012, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	03/2013			2012		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative financial instruments	172,274	(95,660)	76,614	188,807	(78,205)	110,602
Current portion	101,970	(46,498)	55,472	104,712	(42,061)	62,651
Non-current portion	70,304	(49,162)	21,142	84,095	(36,144)	47,951

The consolidated financial derivative instruments with long-term maturities as at March 31, 2013 have the following maturity schedule:

	Assets	Liabilities
2014	-	(12,121)
2015	-	(5,961)
2016	57,051	(15,882)
2017	13,253	(2,586)
2018 onwards	-	(12,612)
	70,304	(49,162)

Consolidated financial assets and liabilities measured at fair value:

03/2013	Level 1	Level 2	Total Balance
Assets			
Financial assets valued at fair value through profit or loss			
- Trading securities	2,699,865		2,699,865
- Derivatives used for hedging purposes		172,274	172,274
Total assets	**2,699,865**	**172,274**	**2,872,139**
Liabilities			
Financial liabilities valued at fair value through profit or loss			
- Derivatives used for hedging purposes		95,660	95,660
Total liabilities	-	**95,660**	**95,660**

	2012 Level 1	Level 2	Total Balance
Assets			
Financial assets valued at fair value through profit or loss			
- Trading securities	4,060,354		4,060,354
- Derivatives used for hedging purposes		188,807	188,807
Total assets	**4,060,354**	**188,807**	**4,249,161**
Liabilities			
Financial liabilities valued at fair value through profit or loss			
- Derivatives used for hedging purposes	-	78,205	78,205
Total liabilities	**-**	**78,205**	**78,205**

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Consolidated		
	Loans and Receivables	Assets valued at fair value through profit or loss	Total
March 31, 2013			
Assets, according to balance sheet			
Derivative financial instruments		172,274	172,274
Trade accounts receivable and other accounts receivable, excluding prepayments	3,979,321		3,979,321
Financial assets valued at fair value through profit or loss		2,699,866	2,699,866
Cash and cash equivalents	73,128		73,128
	4,052,449	**2,872,140**	**6,924,589**

	Consolidated		
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
March 31, 2013			
Liabilities, according to balance sheet			
Loans		4,404,619	4,404,619
Derivative financial instruments	95,659		95,659
Suppliers and other obligations, except legal obligations		2,916,737	2,916,737
	95,659	**7,321,356**	**7,417,015**

NOTES TO QUARTERLY INFORMATION

	Consolidated		
	Loans and Receivables	**Assets valued at fair value through profit or loss**	**Total**
December 31, 2012			
Assets, according to balance sheet			
Derivative financial instruments		188,807	188,807
Trade accounts receivable and other accounts receivable, excluding prepayments	3,172,176		3,172,176
Financial assets valued at fair value through profit or loss		4,060,354	4,060,354
Cash and cash equivalents	370,236		370,236
	3,542,412	**4,249,161**	**7,791,573**

	Consolidated		
	Liabilities valued at fair value through profit or loss	**Other financial liabilities**	**Total**
December 31, 2012			
Liabilities, according to balance sheet			
Loans		4,390,095	4,390,095
Derivative financial instruments	78,205		78,205
Suppliers and other obligations, excluding legal obligations		4,293,121	4,293,121
	78,205	**8,683,216**	**8,761,421**

Capital management

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As at March 31, 2013 and December 31, 2012, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as at March 31, 2013 and December 31, 2012:

March 31, 2013

		COUNTERPARTY				%	AVERAGE SWAP RATES	
CURRENCY	Type of SWAP	DEBT	SWAP	Total Debt	Total Swap (Active Leg Accrual)	Coverage	Active Leg	Passive Leg
R$	PRE X DI	BNB	Santander	33,665	2,392	7%	10.54%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, Itaú	1,798,186	34,958	2%	TJLP + 4.2%	91.43% of CDI
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	957,276	957,211	100%	LIBOR 6M + 0.77%	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, BES	242,999	242,999	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	241,402	241,422	100%	(LIBOR 3M + 1.25%) x 1,18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	201,520	201,544	100%	1.84%	92.50% of CDI

NOTES TO QUARTERLY INFORMATION

December 31, 2012

		COUNTERPARTY					AVERAGE SWAP RATES	
Currency	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% of Coverage	Active leg	Passive leg
R$	PRE X DI	BNB	Santander	38,743	5,978	15%	10.54%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander + ITAÚ	1,894,790	55,631	3%	TJLP + 4.2%	91.43% of CDI
USD	LIBOR X DI	BEI	Santander + CITI MS + BOFA	836,562	836,538	100%	LIBOR 6M + 0.74%	95.02% of CDI
USD	LIBOR X DI	BNP	CITI + BES	244,723	244,723	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	244,962	244,985	100%	(LIBOR 3M + 1.25%) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	205,280	205,444	100%	1.84%	92.50% of CDI

			Reference Value (Notional)		Fair Value	
	Object	Currency	03/2013	2012	03/2013	2012
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	1,092	2,798		
Active position					2,392	6,008
Passive position					(2,003)	(5,062)
Net balance					**389**	**946**
TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	34,408	55,052		
Active position					34,958	56,167
Passive position					(34,450)	(55,069)
Net balance					**508**	**1,098**
USD exchange risk vs. CDI	Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan	USD	1,542,810	1,406,316		
Active position					1,616,093	1,515,769
Passive position					(1,540,375)	(1,407,210)
Net balance					**75,718**	**108,559**
Total			**1,578,310**	**1,464,166**	**76,615**	**110,603**

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	03/2013	Probable Scenario	Possible Scenario	Remote Scenario
Fixed-rate debt (partial amount)	2,392	2,392	2,390	2,389
Fair value of swaps receivable	2,392	2,392	2,390	2,389
Fair value of swaps payable	(2,003)	(2,003)	(2,003)	(2,002)
Net swap exposure	**389**	**389**	**387**	**387**
TJLP-indexed debt (partial amount)	34,958	34,958	34,878	34,761
Fair value of swaps receivable	34,958	34,958	34,878	34,761
Fair value of swaps payable	(34,450)	(34,450)	(34,460)	(34,470)
Net swap exposure	**508**	**508**	**418**	**291**
USD-indexed debit (BNP Paribas, BEI, BOFA and JP Morgan)	1,616,093	1,616,093	2,035,981	2,462,214
Fair value of swap receivable	1,616,093	1,616,093	2,035,981	2,462,214
Fair value of swap payable	(1,540,375)	(1,540,375)	(1,540,345)	1,540,525)
Net swap exposure	**75,718**	**75,718**	**495,636**	**921,689**

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.
Our sensitivity analyses referring to the derivative instruments in effect as at March 31, 2013 basically rely on assumptions relating to variations of the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	7.01%	8.76%	10.52%
TJLP	5.00%	6.25%	7.50%
USD	2.0138	2.5173	3.0207

Gains and losses with derivatives in the period

	03/2013
Fixed interest risk vs. CDI	9
TJLP risk vs. CDI	(92)
USD exchange risk vs. CDI	(50,449)
Net gains (losses)	**(50,532)**

Leverage

The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

The financial levarage indexes as of March 31, 2013 and December 2012 are the following:

	Consolidated	
	03/2013	**12/2012**
Total loans (Note 20 and 40)	4,328,005	4,279,492
Less: cash and cash equivalents (Notes 6 and 7)	(2,772,994)	(4,430,590)
Net Debt	1,555,011	(151,098)
EBITDA	1,220,262	5,010,033
Financial leverage index	**1.27**	**(0.03)**

41 Pension plans and other post-employment benefits

	Consolidated	
	03/2013	**12/2012**
PAMEC/active participants' policy	4,471	4,486

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

SISTEL and TIMPREV

The Company, the former TIM Nordeste and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assisted: a multi-sponsored pension plan for inactive employees;

Administration Agreement: for managing pension payments to retirees and pensioners of the predecessors of the Subsidiaries;

PAMEC/Policy of Active Pensioners: health care plan for pensioners of the predecessors of the Subsidiaries;

PSAP: Portion of the supplementary social security and pension plan - PSAP, managed by CESP Foundation, which is the Company's responsibility, given the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA and, subsequently, merged into TIM Celular (see note 1).

Health Plan: Provision for the maintenance of the health plan as a post-employment benefit for former employees of AES Atimus (as provided for in Law No. 9656/98, Articles 30 and 31), which was acquired by TIM Celular and, subsequently, merger into TIM Celular (see note 1).

For the three-month period ended March 31, 2013, contributions to pension plans and other post-employment benefits amounted to R$54 (R$59 in the same period of 2012).

42 Management Fees

Key management includes statutory officers and the Board of Directors. The remuneration to key management personnel for their services in the period ended March 31, 2013, amounted to R$3,811 (R$3,087 during the same period in 2012).

43 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as at March 31, 2013, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$26,816,805
General Third Party Liability - RCG	R$53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.
Vehicles (Executive and Operational Fleets)	R$1,000 for Optional Civil Liability (Property and Personal Damage) and R$100 for pain and suffering.

44 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2014	504,302
2015	530,526
2016	555,461
2017	581,567
2018	608,900
	2,780,756

45 Expenses by type

	03/2013	03/2012 (Restated)
Expenses by type		
Cost of services provided and goods sold	(2,523,940)	(2,278,544)
Selling expenses	(1,195,598)	(1,241,697)
General and administrative expenses	(261,271)	(267,282)
Other expenses, net	(189,083)	(178,982)
	(4,169,892)	(3,966,505)
Classified as:		
Personnel	(200,579)	(175,997)
Advertising and publicity	(142,330)	(136,676)
Third party services	(753,825)	(753,900)
Interconnection	(1,157,193)	(1,132,049)
Cost of goods sold	(655,634)	(533,460)
Depreciation and amortization	(679,439)	(672,188)
Impairment of accounts receivable	(72,631)	(56,640)
Taxes, fees and contributions	(294,752)	(348,034)
Rentals and insurance	(121,870)	(91,707)
Provision for contingencies	(77,111)	(45,011)
Training	(4,333)	(2,052)
Other	(10,195)	(18,791)
	(4,169,892)	(3,966,505)

47 Supplementary disclosure about consolidated cash flow

	03/2013	03/2012
Interest paid	54,754	45,847
Income and social contribution taxes paid	125,384	36,227

48 Subsequent events

The Ordinary and Extraordinaire Shareholders' Meeting of the Company of April 11, 2013, approved the transfers from profit reserves to capital reserves:

Fiscal exemptions used in 2012	82.400
Fiscal exemptions used in the years before 2012	369.001
	451.401

The fiscal exemption is described on note 36.

Additionaly, was approved the payment of complementary dividends (above the minimum mandatory) in the amount of R$398.889.

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Report on Review of Quarterly Information

To the Board of Directors and Shareholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2013, comprising the balance sheet as at that date and the statements of income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2013. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, April 30, 2013.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Guilherme Naves Valle
Contador CRC 1MG070614/O-5 "S" RJ

STATUTORY AUDIT COMMITTEE OPINION

Date, Time and Place: April 29, 2013, at 10h00m, City and State of Rio de Janeiro.

The members of the Statutory Audit Committee of TIM Participações S.A., in compliance with legal and statutory provisions, as established in the article 163 of the Brazilian Corporate Law, reviewed and analyzed the quarterly information, accompanied by the limited review report issued by PricewaterhouseCoopers Auditores Independentes, for the period ended on March 31, 2013. Based on the information provided by the Company's Management and its auditors, the Committee is of the opinion that the quarterly information is adequate to be submitted to the Company's Board of Directors, in compliance with the mentioned Brazilian Corporate Law.

Rio de Janeiro (RJ), April 29th, 2013.

ALBERTO EMMANUEL WHITAKER
Chairman of the Statutory Audit Committee

OSWALDO ORSOLIN
Member of the Statutory Audit Committee

CARLOS ALBERTO CASER
Member of the Statutory Audit Committee

SAMUEL DE PAULA MATOS
Member of the Statutory Audit Committee

Opinions and Statements / Directors' Statement on the Financial Statements

DIRECTORS' STATEMENT

Rodrigo Modesto de Abreu (*Chief Executive Officer*), **Claudio Zezza** (*Chief Financial Officer*), **Lorenzo Federico Zanotti Lindner** (*Chief Operations Officer*), **Daniel Junqueira Pinto Hermeto** (*Purchasing & Supply Chain Officer*), **Mario Girasole** (*Regulatory and Institutional Affairs Officer*), **Roger Sole Rafols** (*Chief Marketing Officer*), **Rogério Tostes Lima** (*Investor Relations Executive Officer*) e **Jaques Horn** (*Chief Legal Officer*), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company's Financial Statement for the period ended March 31, 2013.

Rio de Janeiro, April 30, 2013.

RODRIGO MODESTO DE ABREU
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

ROGÉRIO TOSTES LIMA
Investor Relations Executive Officer

JAQUES HORN
Chief Legal Officer

Opinions and Statements / Directors' Statement on the Auditor's Report on Special Review

DIRECTORS' STATEMENT

Rodrigo Modesto de Abreu (*Chief Executive Officer*), **Claudio Zezza** (*Chief Financial Officer*), **Lorenzo Federico Zanotti Lindner** (*Chief Operations Officer*), **Daniel Junqueira Pinto Hermeto** (*Purchasing & Supply Chain Officer*), **Mario Girasole** (*Regulatory and Institutional Affairs Officer*), **Roger Sole Rafols** (*Chief Marketing Officer*), **Rogério Tostes Lima** (*Investor Relations Executive Officer*) e **Jaques Horn** (*Chief Legal Officer*), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended March 31, 2013.

Rio de Janeiro, April 30, 2013.

RODRIGO MODESTO DE ABREU
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

ROGÉRIO TOSTES LIMA
Investor Relations Executive Officer

JAQUES HORN
Chief Legal Officer